FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 5, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

1

TELEFÓNICA DEL PERÚ S.A.A.

Item

1.

Free translation of a letter to CONASEV dated February 24, 2003, regarding the upcoming General Shareholders’ meeting and the Class B Special Shareholders’ meeting and enclosing the motions to be proposed at the General Shareholders’ meeting and the 2002 Memoria.

2.	Free translation of the 2002 Memoria, as enclosed in letter to CONASEV.

3.	Free translation of the motions to be proposed at the General Shareholders’ meeting, as enclosed in letter to CONASEV.

4.	Free translation of a letter to CONASEV dated April 19, 2003, regarding the redemption of the 24th Issuance of the Second Program of Telefónica del Perú Commercial Paper, Series A.

5.	Free translation of a letter to CONASEV dated April 20, 2003, regarding the redemption of the 23rd Issuance of the Second Program of Telefónica del Perú Commercial Paper, Series C.

6.

Free translation of a letter to CONASEV dated April 22, 2003, regarding the result of the second primary public bid for the 26th Issuance of the Second Program of Telefónica del Perú Commercial Paper, Series E, F and H, and the result of the 8th Issuance of the Second Program of Telefónica del Perú Bonds..

2

Item 1

GGF-135-A-091-2003

Lima, February 24, 2003

Messsers

REGISTRO PÚBLICO DEL PERUCADO DE VALORES

CONASEV

Lima.

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the CONASEV Resolution No. 107-2002-EF/94.10, we are pleased to inform you of the following Key Events:

In exercise of the powers delegated to him by the Board of Directors, the President has called for the General Shareholders meeting and the Special Shareholders Meeting Class B for March 26 as the first call. The aforementioned Meetings will be held in Enrique Villar, block 2 s/n, Santa Beatriz, Lima, at 9:00 and 10:00 hours, respectively. In case the necessary quorum required by law is not obtained, the above mentioned Meetings will be held as a second call on Monday March 31, or as a third call, on Friday April 4, 2003, at the same above mentioned hours.

The agenda will be as follows:

GENERAL SHAREHOURS MEETING

—	Review of the economic and financial performance of the financial year 2002 of the company.
—	Proposal with regard to the use of the Company’s Net Income.
—	Propose determining the Directors’ compensation.
—	Proposal to delegate to the Board of Directors the power to designate the external auditors.
—	Proposal to determine the number of Directors for this term of office.

CLASS B SPECIAL SHAREHOLDERS MEETING CLASS

—	Election of the directors that will represent the Class B shareholders.

According to the General Corporate Law, those who are listed as the company’s shareholders up to March 14, 2003 will have the right to assist to the General Shareholders Meeting. On the other hand, the Class B shareholders who are listed as such on the day of the meeting, may attend the Class B Special Shareholders Meeting.

Enclosed herewith, is the 2002 Annual Report, the motions to be proposed at the Shareholders’ meeting, the audited consolidated and non-consolidated annual financial statements. Lastly, in conformance with law, we will publish the Notice of Shareholders’ meeting in the near future.

Sincerely yours,

Javier Nadal Ariño

President of the Board of Directors

Item 2

Telefonica del Peru S.A.A.

2002 Annual Report

Liability Statement:

This document contains true and sufficient information in respect of the development Telefonica del Peru S.A.A.’s business during 2002. Without prejudice to the issuer’s liability, the undersigned assumes liability for the content hereof in accordance with the applicable legal rules.

Antonio Villa Mardon

Central Finance Manager

Lima, February 2003

Significant Variables	3

Letter from the Chairman of the Board to the Shareholders	7

2002 Economic Environment	9

Macroeconomic Results
Outlook

Regulation of the Sector and Market Situation	11
Concessions and authorizations in 2002
Interconnection
Rate adjustment and approval
Competition

Corporate Aspects	14
Brief History
Corporate Reorganization
Economic Group
Structure of Affiliates
Tax treatment
Judicial, administrative and arbitration actions
Actions related to regulatory aspects
Amendments to the bylaws
Bills of law that could affect the concession contracts
Corporate Government

Intellectual Capital	20
Members of the Board of Directors at December 31, 2002
Brief biography of the incumbent members of the Board of Directors of Telefonica del Peru at December 31, 2002
Executive Officers
Organizational Structure
Curriculum of Top Management Members
Human capital management based on consistent grounds

Growing in quality and service	28
Strategic lineaments
Investments
Business evolution

Analysis and comments to the 2002 consolidated results	36
Operating revenues
Operating expenses
EBITDA and operating results
Non-operating result
Consolidated balance sheet
Liquidity and capital resources
Debt issues and loans
Securitization operation for long-distance accounts
Operations involving derivatives
Person responsible for financial information

Telefonica del Peru and its shareholders	43
Ownership structure
Shareholding distribution
Monthly traded volume of Telefonica del Peru in the Lima Stock Exchange and in the New York Stock Exchange
Listing of Telefonica del Peru shares in the Lima Stock Exchange
Listing of Telefonica del Peru ADS in the New York Stock Exchange
Performance of Telefonica del Peru shares vs IGBVL
Stock Market Capitalization
Dividend Policy

Information Sources	48
Consolidated Financial Statements	52

SIGNIFICANT VARIABLES

Year end figures and in constant new soles at December 31, 2002

Significant Variables 1/.	1999	2000	2001 8/.	2002 8/.	Var% 02/01

Statement of Results
Operating revenues (millions)	4,504	4,582	3,615	3,457	-4
Operating profit (millions) 2/.	1,519	1,468	956	751	-21
EBITDA (millions) 2/.	2,276	2,482	1,918	1,726	-10
Net profit (millions)	712	408	-147	31

Consolidated Balance Sheet
Total assets (millions)	11,806	11,399	9,347	8,182	-12
Total liabilities (millions)	6,938	6,587	5,952	4,780	-20
Shareholders’ Equity (millions)	4,868	4,812	3,396	3,402	0
Number of Shares (millions)	2,104,598	2,104,598	1,721,964	1,721,964	0

Ratios
EBITDA Margin 2/.	51	54	53	50	-6
Operating Margin	34	32	26	22	-18
Net Margin	16	9	(4)	1
Indebtedness (%) 3/.	51	48	52	41	-21
ROA	6	4	(2)	0
ROE	15	8	(4)	1

Operating Magnitudes
Installed lines (thousands)	2,001	2,022	2,020	2,029	0
Lines in service (thousands) 4/.	1,689	1,717	1,722	1,815	5
Telephone lines for public use (thousands) 5/.	61	81	96	107	12
CableNet + ADSL Clients	0	350	7,237	34,389	375
Lines in service per employee	349	352	449	539	27
Fixed penetration 6/.	6.7	6.7	6.6	6.8	3
Waiting list (thousands of lines)	30	27	33	43	28
Network digitalization (%)	95	96	96	96	0
Cable TV clients (thousands)	327	349	342	340	-1
Investment (millions) 7/.	1,500	1,091	622	317	-49

1/.	Based on consolidated financial information
2/.	Includes Retirement Incentive Program (PRI).
3/.	Financial Debt /Financial Debt + equity.
4/.	Includes public and rural telephones.
5/.	Includes public cellular and rural telephones.
6/.	Lines in service for every 100 inhabitants.
7/.	Includes capitalization of direct expenses related to plant construction.
8/.	The statement of results, the consolidated balance sheet and investments consider the spin off of Telefonica Moviles Holding S.A.A. and Telefonica Data Peru S.A.A.

LETTER FROM THE CHAIRMAN OF THE BOARD TO THE SHAREHOLDERS

To the Shareholders:

In compliance with the provisions contained in the Bylaws, in my capacity as Chairman of the Board of Telefonica del Peru, I am pleased to inform you of our company’s results during the last year and make a brief review of the international and local environment.

As regards the international situation, the slow recovery of the North American and European economies, the backwardness in the availability of new technologies, as well as the loss of trust in the stock market, have all resulted in a significant deterioration of investors’ expectations towards our sector. A reflection of this context was the bankruptcy of major operators such as MCI World Com, Global Crossing and Adelphia Communications, as well as the low ratings of telecommunications operators worldwide.

During 2002, Latin America was faced with a number of developments that led to a significant increase in the region’s risk rating, and a strong devaluation process. These developments negatively affected the economic performance of the main Latin American countries. In this sense, worth highlighting are Argentina’s default in its foreign debt service, Brazil’s political turmoil arising from the electoral process, and an acute political and social crisis in Venezuela.

Given the structural strength of the Peruvian economy, it did not suffer the “regional contagion” effect. In this sense, the Peruvian economy registered the largest growth in the region, reaching a level of 5.2% in the GDP which was translated in an increase in domestic demand of over 4.0%, within a context of low inflation and foreign exchange stability. The first half of 2002 was characterized by the expansion of the primary sectors; in particular, mining grew 25% during the period, mainly due to Antamina’s operations. During the second half of the year, the main recovery sources originated from a better performance of the non-primary sector, such as manufacture and construction, which grew 6.5% and 7.3%, respectively.

This favorable performance of the economy was eclipsed by the stagnation of private investment, caused by the uncertainty arising from political and legal events that affect legal stability. In the first place, the privatization of EGASA and EGESUR was canceled. Secondly, the Constitutional Court declared well-founded the action for relief filed by the company’s union against the dismissal of workers by the company on the basis of the labor legislation enacted during the past decade. In this regard, Telefonica del Peru, respectful of the law, is complying with the order to reinstate the former workers who were included in this judgment.

Thirdly, after the close of financial year 2002, the Congress of the Republic approved a bill of law to eliminate the monthly fee charged for local telephony service, in spite that this fee concept is expressly provided for in the concession contracts entered into with the Peruvian State. The company is currently preparing fee proposals to be submitted to the regulatory body that will benefit our clients, within the framework of respect for the concession contract and the laws.

Within this context, operating revenues totaled S/. 3.457 billion, 4.4% less than those obtained in 2001, mainly as a result of the reduction in local rates due to the application of the productivity factor, and of long-distance rates due to the start-up of the multi carrier system. The sale of TPI to Telefonica Publicidad e Informacion, S.A., the leader in Spain of the phone directory business also had an impact upon the drop in revenues; this sale was made early in the year within the framework of the corporate reorganization process that began in 2000.

Throughout 2002, tools were applied to control and reduce expenses, rationalize resources and optimize investments. In this way, in spite that operating costs increased in relation to the previous year, as a result of a significant reduction in expense capitalization, which moved from S/.124 million to S/.47 million, a notorious decrease in overhead and administrative expenses was observed, as well as in provisions for delayed payment.

The increased efficiency in expense and investment management allowed increasing the cash flow generation capacity, which enabled strengthening even more the company’s financial situation. In this sense, in 2002 the debt was reduced by S/. 1.464 billion, and financial expenses by more than S/. 100 million. After deducting the effect of expense capitalization, the company’s EBITDA and operating margins remained stable in respect of 2001. As a result of the improvement in the non-operating result, the net result reverted the 2001 loss to a S/.31 million profit at the close of the year.

In terms of commercial strategy, we continue with the market segmentation that in 2002 allowed to expand offers and packages launched in up to three types of lines: Consumption Limit (7 modalities), Prepaid Line (“Fonofacil”) and open lines called Plus Lines (23 modalities). Through these offers it was possible to increase the Basic Telephony plant in service by 5%.

On its part, the Public Telephony Plant in service grew 12% based on the fidelization shares developed. The number of Cable Magico clients invoiced showed an expansion close to 5% as the result of an ongoing restructuring of its programming. In the Company Communications business, the high speed flat internet service, Speedy, stood out, which has placed the company at the head of the Broad Band in the country.

This report evidences the significant efforts made by the company to remain at the forefront of telecommunications growth and development in the country. In spite of being submerged in a complex regulatory and political environment, we reaffirm our commitment to continue with this process, strictly honoring the laws within the framework of our actions as a private company.

We thank our shareholders, without whose trust we would not have materialized the plans that we draw up year by year. Finally, I thank all our employees for their hard work, dedication and creativity, which have allowed us to serve Peruvian society better each time and with innovative products.

Alfonso Bustamante y Bustamante

Chairman of the Board of Telefonica del Peru S.A.A.

Lima, January 20, 2003

2002 ECONOMIC SITUATION

The Peruvian economy maintained a growth rate since the beginning of the year, which was marked by a number of internal and external events.

Among the external factors that influenced the national economy are, on the one hand, the slow recovery of the United States (USA), which constricted the demand for global assets and, on the other hand, the expansive monetary policy of the US Federal Reserve (FED), which reduced its reference rate from 1.75% to 1.25%. The regional events (Argentina’s financial crisis, elections in Brazil and political crisis in Venezuela), increased the exchange rate volatility in Peru, although to a much lesser extent than in the rest of region.

On the other hand, the main internal events that had an effect on the performance of the Peruvian economy were, on the one hand, the continuation of the operations of the mining company, Antamina – which boosted the mining sector’s growth during the first half of 2002 – and, on other hand, the fiscal and monetary policy, which maintained the expansion of consumption at levels in the neighborhood of 4%. Furthermore, the political uncertainty delayed decision-making by private investors.

Macroeconomic Results

In 2002, the economy registered a sharp growth (5.2%) which was observed in the activities both of primary and non-primary sectors. During the first half of the year, the primary sectors’ growth was driven by mining, whose production increased by approximately 25%, mainly due to Antamina’s operations.

During the second half of the year, the main growth source of the economy was the evolution of non-primary sectors, explained by the constant increase in manufacture, a reflection of the improved performance of domestic demand in the face of the effects of the expansive fiscal and monetary policy, which have a somewhat lagging effect on the economy.

As far as the fiscal policy is concerned, an increase in the central government’s non-financial expenses was noted, to the detriment of public investment, which showed a downward trend since the end of 2001. With regard to the financing of the fiscal deficit, although privatizations were interrupted as a result of the problems associated with EGASA and EGESUR and the domestic debt issue program was stopped, the government was able to make two international issues of US$ 500 million each, and the exchange of Brady bonds in the amount of US$ 931 million. By the second half of the year, the collecting entity implemented a number of administrative measures, which allowed a considerable improvement in tax collection.

Thus, both the expected increased growth of the GDP and the higher level of revenues from the improved tax collection, reduced the fiscal deficit and, therefore, the financing needs. As a matter of fact, 2002 closed with a fiscal deficit of 2.3% of the GDP, under the 2.5% registered in 2001.

On the other hand, in 2002 inflation stood at 1.52%, slightly above the floor that the Central Reserve Bank of Peru (BCRP) had set as explicit target (2.5% investment, within a range of 1.5% to 3.5%). Thus, the expansive monetary policy was in line with the inflation target, since during most part of the year the latter was far from the floor established by BCRP. The initial weakness in the domestic demand allowed greater flexibility in the monetary policy, which prevented this to be reflected in a price increase.

In the face of an expansive monetary expansion and lower country risk context, lower international interest rates and less depreciation expectations, the local interest rates showed a downward trend throughout almost all of 2002. In spite of the exchange rate volatility caused by the aforesaid external and internal events, the reduction in the depreciation expectations prevented the exchange rate from rising more than 2.0% in 2002.

The increase in exportations associated to the higher copper and zinc production levels from Antamina, as well as the lower importation levels resulting from a weak domestic demand, mainly during the first half of the year, allowed the balance of trade to register a surplus in 2002 after more than one decade being at a deficit.

Outlook

The growth of economic activity in 2003 is basically driven by two factors. In the first case, the growth of the manufacturing sector stands out, mainly the textile sub-sector, in view of the increased dynamism of exports as a result of the agreement on tariff preferences for Andean countries (ATPDEA) singed with the United States. Secondly is the ongoing growth of the construction sector thanks to the government’s housing program and investments for the start-up of the Camisea gas project. Thus, these factors that would have an impact mainly in the evolution of the non-primary GDP would allow the improved macroeconomic results to translate in an improved general wellbeing, in views that the referred sectors – textile and construction- are labor intensive.

On the other hand, the price stability is expected to be maintained due to a less expansive monetary policy on the part of the Central Reserve Bank (BCRP), in line with its inflation target for 2003 ( the same as last year’s). However certain volatility is not ruled out due to the increase in oil prices. Moreover, the country’s solid macroeconomic foundations (large participation capacity by the BCRP based on the high reserve levels and hedging ratios over imports and monetary base) would allow to lower the exchange rate depreciation expectations, which reduces the demand for dollars and the renewal of forwards for hedging purposes. Notwithstanding, an increase in volatility could be expected due to the regional (Venezuela, Brazil and Argentina) and local (deficit financing and difficulties in governing) situation. Furthermore, a slight increase in interest rates in new soles could be expected in view of the foreseeable recovery of international interest rates starting in the second half of the year and a less expansive monetary policy than in 2002.

Although it is true that tax collection has increased over the last few months and it was possible to finance last year’s deficit, public finance continues being a risk factor that is in observation of national and international economic agents. The increased debt stock causes greater concern due to the growing debt service payments for the next few yeas. Another reason for concern is the high dependence of the capital market within a context with regional problems and uncertainty in respect of the sustained recovery of the United Sates. It should be pointed out that the government agreed with the IMF to reach a fiscal deficit of 1.9% of the GDP in 2003.

The foreign sector’s situation is favorable, and it is contemplated that it may reach a surplus in the balance of trade for the second consecutive year. The substantial growth expected for imports would be mainly on the side of non-traditional exports (especially in the textile sector) in the face of the going into force of the ATPDEA, although there are volatility risks in the international prices of agricultural products and oil, which could modify the results. However, it is expected that total exports could double in the next five years. On their part, imports will continue with the upward trend of the last few months as a result in the improvement of domestic demand, and there would be a recovery in the importation of capital goods which in 2002 registered a contraction of around 3.5%.

REGULATION OF THE SECTOR AND MARKET SITUATION

In May 1994, Compañia Peruana de Telefonos S.A. (CPT) and Empresa Nacional de Telecomunicaciones S.A. (ENTEL) signed concession contracts with the Ministry of Transport, Communications, Housing and Construction (hereinafter MTC), which were approved through Supreme Decree 11-94-TC. In the case of CPT, for the provision of local carrier public services, local fixed telephony, and public telephony in Lima and Callao; in the case of ENTEL, for the provision of local fixed public telephony services, local carrier and national and international long distance, and public telephones, telex and telegraph in the country.

As a result of the merger of ENTEL and CPT, the terms of the aforementioned contracts were assumed by CPT, now Telefonica del Peru S.A.A., in its capacity as incorporating company (hereinafter, Telefonica del Peru or the Company).

In June 1999, the MTC approved the renewal of the term of the concessions awarded to Telefonica del Peru for the provision of local telephony carrier services in the Department of Lima and the in the Province of Callao, and of local carrier and national and international and local fixed telephony carrier in the Republic of Peru. This extended the term of the concessions until June 27, 2019, as a result of the Company’s compliance with the obligations contemplated in its respective concession contracts and in the laws currently in force.

Telefonica del Peru also provides public telephony and data transmission services, lease of circuits and other analogous services.

The contract for the provision of the public service for radio broadcasting distribution by cable in Lima and Callao is effective for 20 years, as from March 14, 1993 (Ministerial Resolution 108-93-TCC/15.17). On its part, the concession contract for the provision of public service for radio broadcasting distribution by cable in the provinces of Arequipa, Cusco, Chiclayo, Santa, Huancayo, Piura and Trujillo is valid for 20 years starting on July 11, 1996 (Ministerial Resolution 030-96-MTC/15.17). Thereafter, the MTC approved that Telefonica Multimedia S.A.C., an affiliate of Telefonica del Peru assume as a matter of law the obligations set forth in these concession contracts.

Before June 30, 2000, the MTC awarded, through a public bidding, the 3.4-3.6 GHz band for the provision of fixed local telephony service and local carrier with wireless technology throughout the national territory. Part of this band was awarded to Telefonica del Peru, and in 2002 started providing this service.

From the end of the period of limited concurrence, that is from the opening of the market to free competition, in August 1998, the telecommunications market in Peru has numerous operators in all the services In this line, MTC is granting numerous concessions to various operators.

Thus, at December 31, 2002, the following are in force: 28 local carrier service concessions; 10 local fixed telephony service concessions and 5 specific concessions in public use telephony services.

As in 2001, during 2002 the regulation of the telecommunications sector was mainly aimed at stimulating competition with the entry of new operators and new services to the market.

On the other hand, starting in September 2001, the local fixed telephone and long distance services are adjusted on a quarterly basis due to the productivity factor, thus guaranteeing the reduction of tariffs within each service group or basket, in real terms.

Telefonica del Peru develops its business management within the regulatory framework established by the concession contracts, telecommunications authorization, interconnection agreements, mandates and legal rules in force.

Concessions and authorizations in 2002

In 2002, Telefonica del Peru obtained authorizations to install radio liaisons in the long distance carrier system. The term of these authorizations is similar to that of the concession contract for carrier services.

Interconnection

An interconnection is the “set of agreements and rules that is aimed at enabling the users of telecommunication services provided by an operator to communicate with the users of telecommunications services of the same nature (…) provided by another operator”1. The telecommunications legislation and the concession contracts establish that it is mandatory to provide interconnection to other operators.

The operators of networks or services that interconnect must pay among each other the regulated access charges.

The value of the capped interconnection has had a downward trend. Thus, for example, the weighted average interconnection charge cap for the completion of calls on the local fixed network was reduced to US$ 0.0168 by Directive Council Resolution No. 061-2000-CD/OSIPTEL published on December 4, 2000. Likewise, Directive Council Resolution No. 029-2001-CD/OSIPTEL published on June 18, 2001, reduced said charge again to US$ 0.01400. Interconnection charges have the nature of capped charges by default and the parties could agree upon less charges in accordance with the interconnection scenarios.

During 2001 the Company filed an action with OSIPTEL to fix the interconnection cap on the basis of the Company’s cost information. This action is underway and is expected to end in 2003. OSIPTEL has indicated that “the submittal of the cost study by Telefonica is a significant event in the application of the regulatory framework on the interconnection in Peru and in Latin America”.

Since the aspects relating to the interconnection are a key part of the opening of the market, they are an obligation of vital importance to the Company. For this reason, the Interconnection Management was created in 2001, within Telefonica del Peru’s internal structure, which is staffed by specialized personnel who attends all incoming operators in interconnection applications.

As a result of the anticipated opening of the market, which took place in August 1998, Telefonica del Peru is currently interconnected with 27 operators. Noted among these interconnection relationships are those established in 2002 with Gilat To Home Peru S.A., Americatel and TIM Peru, among others, arising from contracts signed by Telefonica del Peru and approved by the regulatory body.

Rate adjustment and approval

In December 2002, OSIPTEL and Telefonica del Peru, began, with the delivery of the information requested by OSIPTEL, the process to determine the productivity factor to be applied to the rates for local fixed and long distance telephony services, in accordance with the provisions contained in the concession contracts.

On July 23, 2001, OSIPTEL established the annual productivity factor of 6%, which is the highest percentage of the region, among the countries that use this system. This mechanism, which allows transferring to the users more benefits in the rate reduction, has implied to date a decrease of 8.72% for fixed telephony users.

Competition

The consolidation of multicarrier service for long distance and prepayment options in Telefonica, coupled with the growth of forms of access to the internet, marked the development of the competitive environment in 2002.

In local telephony, the new operators continue offering the service with a clear segmentation strategy, mainly targeted to the corporate sector and based on strategic alliances with other operators and the offer of “packages” for services and rates. In the local telephony service, Telefonica del Peru competes with AT&T Peru, an affiliate of AT&T Latin America.

In the case of long distance telephony service, a market in which Telefonica del Peru competes with other international operators, competition was increased with the launching of the multicarrier system and the entry of new operators. In the case of outgoing long-distance service, the competition of small operators is main focused on the marketing of prepaid calling cards, particularly for international long distance calls. At the close of 2002, there are 51 concessions, 13 of which actually offer the pre-subscription service and 18 prepayment service. In the long distance service, Telefonica del Peru competes with different international operators, In the case of long distance prepaid calling cards the commercial activity of Americatel, AT&T and Nortek was notorious.

1 Resolution 001-98-CD/OSIPTEL

In the case of internet, 2002 marked to increase of broad band services through ADSL technologies, which allow the simultaneous use of the telephone wire for telephone service and data transmission service.

CORPORATE ASPECTS

Telefonica del Peru is an open corporation organized in accordance with the laws of the Republic of Peru. Its main office is located at Av. Arequipa 1155, Santa Beatriz, Lima, Peru.

The corporate purpose of Telefonica del Peru S.A.A. is to:

•	Exploit and provide every type of telecommunication services. To such end, it may engage in the design, installation, conservation, renovation, improvement, acquisition, sale, interconnection, management, administration and in any other activity related to lines, satellites, equipment, systems, including database, software and technical telecommunication infrastructure, whether present or future.

•	Participate in the operation and exploitation of international telecommunications services, through satellites, submarine cables and other means afforded by technological development.

•	Carry out, for itself or for third parties, data processing work, as well as research, development, promotion and application of every type of principles, components and equipment used directly or indirectly for telecommunications.

•	Market every type of goods and services.

•	Acquire and own shares, participating interests and other securities of companies or other entities, regardless of their purpose or business.

For the above-mentioned purposes, the Company may export, import and bring into the country every type of good under any of the customs regimes permitted by law. All the activities that make up the corporate business maybe carried out both in Peru and abroad, and may be carried out directly by the Company or through the establishment of affiliates or subsidiaries, or the participation in other companies, whether in whole or in part. The Company may also engage in any other commercial, industrial or productive activity, whether or not it is related to telecommunications, provided it is approved by the Board of Directors and assists in attaining the corporate purposes.

The term of existence of the Company is indefinite, and in accordance with its corporate purpose it falls under ISIC No. 64207.

Brief History

Telefonica del Peru is organized under the form of an open corporation. It was organized in the city of Lima through a public deed dated June 25, 1920, under the name of Compañía Peruana de Teléfonos Limitada. Thereafter, it became a corporation under the name of Compañía Peruana de Teléfonos S.A. (CPT), to provide local telephony services. In addition to CPT, in 1969 Empresa Nacional de Telecomunicaciones S.A. (ENTEL Peru) was created as the company in charge of providing local telephony services outside Lima as well as national and international long distance services.

Until May 1994, both companies were controlled by the Peruvian State. Within the framework of the privatization process, on February 28, 1994 both companies were auction and the successful bidder was Telefonica Peru Holding S.A.C., headed by Telefonica Internacional S.A. de España (TISA), with the participation of two Peruvian entrepreneurial groups. TISA, a company controlled by Telefonica S.A. de España, is one of the most important company worldwide in telecommunications investment and management, and has made significant investments in Latin America.

Telefonica Peru Holding S.A.C. acquired 35% of the share capital of ENTEL Peru S.A. and 20% of the share capital of CPT. In the latter company it made an additional capital contribution of US$ 612 million gaining control of 35% of both companies, with a total investment of US$ 2.002 billion. On May 16, 1994, the offered price was paid and the transaction was completed.

Telefonica Peru Holding S.A.C. took over the company’s management and is entitled to appoint the majority of the board members. On November 7, 1994, the Special Shareholders’ Meetings of CPT and ENTEL Peru agreed to merge both companies, which merger became effective on December 31, 1994, when the former became part of the latter.

On March 9, 1998, the Shareholders’ Meeting approved the amendment to the corporate bylaws and conforming them to the Business Corporations’ Law, by virtue of which the Company adopted the name of Telefonica del Peru S.A.A., and was thus organized under the form of an open corporation. This was formalized through a public deed dated April 2, 1998, extended before the Notary Public in and for Lima, Dr. Jaime Murguia Cavero, and registered in entry B-001 of Item No. 11015766 of the Register of Legal Entities of the Lima Registration Office.

Corporate reorganization

During this year, the organizational and functional restructuring carried out locally by Grupo Telefonica was completed, this corporate operation being duly registered in the registration entries of the participating companies.

By virtue of the foregoing, Telefonica del Peru segregated three of its equity blocks, two of which it transferred under the form of a spin off, to the companies Telefonica Moviles Peru Holding S.A.A. and Telefonica Data Peru S.A.A, while the third one was contributed through a simple reorganization to Telefonica Publicidad e Informacion Peru S.A.C. As part of this reorganization process, a merger by absorption was carried out by Telefonica Data Peru S.A.A. to the concessionaire company Telefonica Data Peru S.A.C., whose assets and legal relationships were fully assumed in block and on a universal basis by the former and, in particular, the concession to provide local and national and international long distance carrier service.

The equity blocks transferred to Telefonica Moviles Peru Holding S.A.A., Telefonica Data Peru S.A.A. and Telefonica Publicidad e Informacion Peru S.A.C. consisted of assets and liabilities related to the mobile, data and directories lines of business, respectively, whereby said companies assumed the responsibility of continuing with the activities that Telefonica del Peru was carrying out in the mobile telephony, business communications and telephone directory edition market.

After the segregation of the referred equity blocks and subsequent adjustments arising from the exercise of the right of separation by certain shareholders and the application of the distribution schedule on the date of exchange of new shares, the company’s share capital was reduced from S/. 2,104,597,578.00 to S/. 1,721,964,417.00, having paid-in all of said 2,104,597,578 shares and issued the new shares resulting from the multiple reorganization process.

As part of the vertical integration policy according to lines of business, on February 8, 2002, Telefonica del Peru transferred to Telefonica Publicidad e Informacion, S.A. – a company organized in Spain, head of the telephone directory business – all the shares owned by it representing the share capital of its affiliate at that time, Telefonica Publicidad e Informacion Peru S.A.C. As previously stated, the latter was incorporated through the contribution of the equity block which was transferred to it by Telefonica del Peru through a simple reorganization and through the contribution made by Telefonica Soluciones Globales Holding S.A.C., in order to observe the plurality of partners required by law.

Economic group

Telefonica del Peru belongs to the Economic Group of Telefonica, S.A., a Spanish company engaged in the telecommunications business. The Telefonica Economic Group is formed by Telefonica S.A., the leading companies of the Group in Spain of the lines of business exploited by local companies, Telefonica Peru Holding S.A.C., Telefonica del Peru, Telefonica Data Peru S.A.A., Telefonica Moviles Peru Holding S.A.A., Telefonica Publicidad e información Peru S.A.C. and their respective affiliates.

Structure of Affiliates

At December 31, 2002, the following are affiliates of Telefonica del Peru S.A.A. :

Affiliate	Incorporation Date

Telefonica Multimedia S.A.C.	1995
Telefonica Servicios Integrados S.A.C.	1996
Transporte Urgente de Mensajería S.A.C.	1998
Telefonica Servicios Comerciales S.A.C.	1999
Telefonica Soluciones Globales Holding S.A.C.	2000
Telefonica Servicios Digitales S.A.C.	2000
Servicios Editoriales del Peru S.A.C.	2000
Servicios Globales de Telecomunicaciones S.A.C.	2001
Telefonica Servicios Tecnicos S.A.C.	2001

Corporate purpose of Telefonica del Peru’s affiliates:

•	Telefonica Multimedia S.A.C. has the corporate purpose of providing cable television services.

•	Telefonica Servicios Integrados S.A.C. has the main corporate purpose of providing services related to telecommunications in the areas of computer and communications systems to develop and support banking products.

•	Transporte Urgente de Mensajeria S.A.C. has the main corporate purpose of providing local, national and international messenger services; messenger pick-up and delivery services, special Messenger services and e-mail management, among others.

•	Telefonica Servicios Comerciales S.A.C. has the main corporate purpose of marketing every type of goods and services related to telecommunications.

•	Telefonica Soluciones Globales Holding S.A.C has the main corporate purpose of purchasing, selling, managing and keeping in custody personal and real property, investment in shares, obligations, credit instruments and other securities and, in general engaging in every commercial activity related to investments and holding of every type of good.

•	Telefonica Servicios Digitales S.A.C. has the main corporate purpose of managing and exploiting in electronic consultation systems of images converted and stored in magnetic means.

•	Servicios Editoriales del Peru S.A.C. has the main corporate purpose of engaging in the edition, diagramming, printing, distribution and every other activity related to the production of publications and various printed matter, as well as in the sale of advertising in the means produced by it or by third parties, including among them, closed or open television, radio, panels and any other means of massive advertising.

•	Servicios Globales de Telecomunicaciones S.A.C. has the main corporate purpose of providing telecommunications and radio communications services in general, such as fixed telephony, public and long distance telephony under all its modalities, and may market the traffic and/or services of third companies either on its own account or through third parties.

•	Telefonica Servicios Tecnicos S.A.C. has the corporate purpose of engaging in the marketing, consulting, installation, and provision of maintenance services for telecommunication equipment and network and information networks, as well as integral solutions in the scope of telecommunications and information science.

Tax treatment

On May 16, 1994, ENTEL and CPT entered into tax stability agreement with the Peruvian State, represented by the National Commission on Foreign Investment and Technologies (Conite), for a 10-year term.

By virtue thereof, the State guaranteed the stability of the income tax regime. This stability implies that the tax to be paid by the company will not be modified while the agreement remains in force, and will be applied in the same terms and with the same aliquots, deductions, scale for the calculation of the taxable base and other characteristics, as provided for in Legislative Decree 774 – Income Tax Law – in force on the date of execution of the agreement.

Through an addendum dated June 6, 1995, the parties clarified that the benefits and guaranties granted to CPT and ENTEL by virtue of the aforementioned agreements remain in force following the merger of said companies and that all the rights and obligations expressed therein correspond to Telefonica del Peru S.A.A.

In line with the above, the company is obliged to pay the minimum income tax of 2% on the assets, when the calculation of this tax is greater than the one determined in accordance with the general income tax regime.

As to the rest, the company is subject to the general tax regime.

Judicial, administrative and arbitration actions

Telefonica del Peru S.A.A. is a party to a number of judicial, administrative and arbitration actions, related to its normal course of business, without it being reasonably considered that any one of them will have a material adverse effect on the company’s financial standing or results.

Without prejudice to the foregoing, following is al list of some of the most relevant actions of the year.

Action for relief filed by the Workers’ Union of Telefonica del Peru S.A. and the Workers’ Federation of la Telefonica del Peru.

The judgment rendered by the Constitutional Court was published in the official gazette “El Peruano” on September 11, 2002, whereby this instance put an end to the action for relief filed against the Company on May 29, 2000 by the Workers’ Union of Telefonica del Peru S.A. and the Workers’ Federation of Telefonica del Peru seeking that the Company refrain from violating the constitutional rights of the member workers by virtue of the application of an alleged massive dismissal plan. This action was resolved in the first instance by the First Specialized Transitory Corporate Court of Public Law, which on July 17, 2000 declared the complaint well-founded; and, in the second instance, by the Specialized Transitory Corporate Courtroom of Public Law of the Superior Court, which declared the action for relief inadmissible.

Through the judgment issued, the Constitutional Court declared the foregoing action for relief well-founded as well as the inapplicability, on the grounds of incompatibility with the Constitution, of the second paragraph of Article 34 of the Sole Revised Text of Legislative Decree No. 728, Law on Labor Productivity and Competitiveness, by virtue of which, in the event of an arbitrary dismissal, the payment of an indemnity applies as redress and not the worker’s reinstatement. Furthermore, it ordered Telefonica del Peru to reinstate in the job the members of the referred unions who were dismissed between May 29, 2000 and July 11, 2002, and ordered that it refrain from continuing to dismiss member workers under the provisions contained in the said Article 34.

The aforementioned judgment failed to individually identify the former workers who shoe be reinstated and, therefore, it was not possible to identify those workers whose rights were covered by this ruling. As a result of this, the first instance judge in charge of enforcing the judgment was requested to determine the beneficiaries of the ruling.

Without prejudice to such omission and not waiting to be judicially required to do so, Telefonica del Peru proceeded to reinstate 172 former workers who, according to its interpretation, were indubitably included within the scope of the judgment.

Simultaneously, the company provided grounds to the enforcing judge to back its arguments as to why it considered that the rest of the former workers included in the request filed by the plaintiff unions would not be included in the judgment. The judge partially accepted Telefonica del Peru’s position and order the reinstatement of a group of former workers, which ruling was appealed by the company in the legitimate exercise of its right to defense. It should be highlighted that this appeal was accepted without a staying effect, whereby without prejudice to the review to be made be the civil court, the first instance judge continues with the enforcement process. Although the situation of these last former workers is still in discussion, the Company has proceeded to provisionally reinstated the workers subject to the final result of the proceedings under way with the Judiciary.

Actions related to regulatory aspects

On September 28, 2001, Telefonica del Peru filed arbitration proceedings against the Supervisory Body of Private Investment in Telecommunications (OSIPTEL) questioning the interconnection charges that OSITPEL has established for the completion and commencement of calls in fixed telephony networks from 2000 to date. The concession contracts governing its relationship with the Peruvian State establish that charges must be fixed through cost-oriented mechanisms, so as to guarantee that Telefonica del Peru will obtain a reasonable profit when providing the interconnection. Telefonica del Peru considers that OSIPTEL has disregarded this express contractual provision, as well as a number of procedural provisions, by justifying the fixed charges through mandates and regulatory provisions of a general nature with international comparisons and models that have absolutely nothing to do with the real measurement of the company costs.

On the other hand, Telefonica del Peru continued with the arbitration proceedings filed against OSIPTEL for the determination of the productivity factor. Pursuant to the concession contracts, the productivity factor – fixed by the regulatory body at 6% per annum – constitutes the measurement of gains in the company’s efficiency, which must be transferred to the subscribers through successive price reductions, in such a way that they will decrease in real terms at least the percentage of the factor. Telefonica del Peru maintains that the regulatory body has overestimated the productivity percentage and, in doing so, has breached the concession contracts.

Amendments to the bylaws

On March 26, 2002, the Shareholders’ Meeting approved the partial amendment to the company bylaws in order to change the current structure of the Board of Directors as regards its number of members and mechanism to elect them by the class A-1 and B shareholders.

By virtue of the approved amendment to the bylaws, the structure of the board of directors was change from 17 members to a variable number of between 9 and 14 members elected by the Special Shareholders’ Meetings. It was also established that prior to each election of directors, the Shareholders’ Meeting should decide the number to be elected for the respective term.

With regard to the mechanism to elect directors, it was approved that the class A-1 shareholders would elect the majority of the number of directors to be designated for each term. On their part, the class B shareholders would elect as many directors as required to complete the number of members established, taking into account the number to be elected by class A-1 shareholders and, as appropriate, by class C shareholders – who elect one director provide they reach a shareholding proportion of no less than 3% of the share capital at the time of the election.

In view that the proposed amendment stated that it only affected the interests of class A-1 and B shareholders, pursuant to the provisions contained in Article 88 of the Business Corporations’ Law, it was submitted for the consideration of the respective special shareholders’ meetings prior to the approval thereof by the Shareholders’ Meeting. Once the said amendment to the bylaws was approved, the Shareholders’ Meeting fixed the number of Board members at fourteen for this term, whereby, in accordance with the above-described mechanisms, the class A-1 shareholders elected eight representatives, and class B six – since class C did not reach the percentage that qualified it to elect one director. It should be highlighted that, on an exceptional basis, the shareholders’ meeting determined that the term of office of the board of directors elected under the described mechanism should end at the same time as the Annual Mandatory Shareholders’ Meetings resolves on the 2002 balance sheet.

Bills of law that could affect the concession contracts

On November 19, 2001 a bill of law was submitted to the Congress of the Republic establishing one second as the unit of measure to record and invoice calls made to the fixed telephony service. This bill was passed by the Permanent Commission of Congress on July 18, 2002 and forwarded to the Executive for enactment.

On the other hand, on January 6, 2003 the Congress of the Republic passed a bill of law eliminating the monthly fee charged for the provision of local fixed telephony service. The monthly fee is expressly stipulated in the concession contracts entered into between Telefonica del Peru and the Peruvian State – besides being a principle recognized by international regulations – whereby the elimination thereof would imply an amendment to the referred concession contracts through the issuance of a law.

These bills of law are unconstitutional since they imply amendments to the concession contracts entered into between Telefonica del Peru and the Peruvian State – which, according to the provisions contained in Article 62 of the Political constitution are law-contracts and, therefore, may not be modified by a law. In the same sense, they are unconstitutional since they imply the invasion by Congress of a jurisdiction that is exclusive of the Supervisory Body of Private Investment in Telecommunications (OSIPTEL), which is to regulate public service rates. These considerations have caused the Executive to observe both bills of law.

Without prejudice to what has been stated in respect of the bill to eliminate the monthly fee, as a result of the dialogue that is being held between the company and the Government, the former proposed to OSIPTEL a rate scheme for the fixed telephony Classic Line consisting of a reduction in the monthly fee, a cost per minute resulting from the total application of the outstanding Productivity Factor percentage, the elimination of the charge for the placement of a call and the 60 free minutes, which has implied a full revision of the rate system within the framework of the contract entered into with the Peruvian State. This scheme was not accepted by OSIPTEL, which granted Telefonica del Peru a term that expires on February 20th to submit an alternative proposal.

Telefonica del Peru expects that the respective laws will not be enacted. Otherwise, it will resort to the corresponding national and international forums in order to have its rights respected and make prevail the legal security every constitutional state is entitled to.

Corporate Government

Telefonica del Peru, aware of the importance and impact of a good corporate government on the value, soundness and efficiency of companies, adopted practices that have contributed to consolidate its commitment to said principles. Thus, for example, it disclosed to the market, in a transparent, timely, sufficient and truthful manner, relevant information for investors to decide whether or not to invest in its securities; it has summoned its shareholders’ meetings duly in advance; it has granted an equitable treatment to its shareholders and timely made available to them the resolutions that it submitted for the shareholders’ consideration. Such measures, among others that it will implement in the forthcoming months, evidence the interest and challenge taken by the company in consolidating a good corporate government culture, which will contribute towards a closer relationship with its shareholders and potential investors.

INTELLECTUAL CAPITAL

Members of the Board of Directors at December 31, 2002

CLASS A-1

Incumbent directors	Alternate directors
Alfonso Bustamante y Bustamante (*)	Víctor Carlos Schwartzmann Larco
José Graña Miró Quesada (*)	José Luis García Vélez
Félix Ivorra Cano	Ludwig Meier Cornejo
Enrique Normand Sparks (*)	Bernardo Santos Álvarez
Gonzalo de la Puente Wiese (*)	Jorge Melo Vega Castro
Enrique Used Aznar	Santiago Antúnez de Mayolo Morelli
Antonio Viana Baptista (*)	Manuel Fernández Pollán
José Ramón Vela Martínez (*)	Antonio Mora Morando

CLASS B

Incumbent Directors	Alternate Directors
José Antonio Colomer Guiu	Javier Marín Estévez
Jacinto Díaz Sánchez	Vicente Murcia Navarro
Walter Piazza Tangüis	Walter Piazza de la Jara
Luis Rodríguez Mariátegui	Javier Reguero Naredo
Dionisio Romero Seminario	Antonio Villa Mardon
José María Álvarez Pallete López

(*) Members of the Board of Directors’ Executive Committee

Relationship

Directors Alfonso Bustamante y Bustamante and Luis Rodríguez Mariátegui Proaño are related by affinity in the second degree. Also, the first director mentioned has a relationship by affinity in the third degree with Mr. Antonio Villa Mardon.

The directors were designated, respectively, by the class A-1 and B Special Shareholders’ Meetings held on March 26, 2002.

Resignations

During the course of this term of office, incumbent director, Mr. Rafael Hernandez Garcia, and his respective alternate director, Mr. Duncan Cary-Barnard, resigned. In view of said resignations, the Board of Directors incorporated Mr. José María Álvarez Pallete López, who joined the board as incumbent director in the meeting held on November 20,2002.

The forthcoming Annual Mandatory Shareholders’ Meeting – to be held within the first three months of 2003 – must determine the exact number of directors for the corresponding term of offices (between 9 and 14) members, and the Special Shareholders’ Meetings must elect the respective directors.

Brief biography of the incumbent members of the Board of Directors of Telefonica del Peru at December 31, 2002

•	Alfonso Bustamante y Bustamante is director of Telefonica del Peru since 1995. He was elected Chairman of the Board in August 1998 and has been reelected twice as such. Mr. Bustamante is founder and Board member of various private companies belonging to the industrial, commercial and services sector. He has been President of the Council of Ministers and Minister of Industry, Tourism, Integration and International Commercial Negotiations.

•	Antonio Viana-Baptista is director of Telefonica del Peru since December 1998 and was elected Vice-Chairman of the Board in April 2000. At present he is the CEO of Telefonica Moviles, S.A. and member of the Directive Comité of Telefonica, S.A. He has been in the office of chairman of Telefonica Internacional and CEO of Telefonica Latinoamérica. He is a member of the Managing Councils of Terra Networks S.A., Telefonica de España S.A. and Atento Holding Telecomunicaciones, among other companies of the Telefonica Group. Mr. Viana-Baptista is an economist licensed by the

Catholic University of Lisbon in 1980 and has obtained a post-graduate degree in European Economy from the Portuguese Catholic University and an MBA from Insead, Fointainebleau.

•	José Ramón Vela Martínez is director of Telefonica del Peru since September 1998 and general manager since August of the same year. Mr. Vela joined Telefonica del Peru in1994. In 1997 he held the office of Director of the Corporate Area of Administration and Resources in Telefonica de Argentina. He has been a member of the boards of OSIPTEL and IPAE. He is currently a director of ADEPSEP (Association of Private Companies of Public Services). Mr. Vela is an senior Telecommunications Engineer from the Politécnica de Madrid and an expert in international cooperation.

•	José Antonio Colomer Guiu is director since January 2000. Mr. Colomer is managing director general of BBVA Banco Continental, managing director general of Holding Continental S.A. and vice chairman of the Official Chamber of Commerce of Spain in Peru. He has held the office of CEO of Banco Bilbao Vizcaya Puerto Rico and several positions of responsibility in the BBVA Group. Mr. Colomer hold an academic degree in Management of Corporate Enterprise and Leadership and Innovation in IESE, Universidad de Navarra, and a bachelor’s degree in Marketing from Esade, among others.

•	Jacinto Díaz Sánchez is director of Telefonica del Peru since January 2000. From November 2001 to date he is a delegate counselor of Telefonica International Wholesale Services. He is currently delegate counselor in Telesp, Telefonica de Argentina, Telefonica Chile, TLD, Puerto Rico, TISA and Emergia. He was previously general manager of Atento Holding Telecomunicaciones S.A., general manager of Compañía de Telecomunicaciones de Chile (CTC) and delegate counsellor of Telefonica Latinoamericana. Mr. Díaz holds a bachelor’s degree in Law from Universidad Complutense of Madrid, an academic degree in Labor Law from the Escuela Práctica Jurídica and a Master’s degree in Maritime Insurance form the Escuela de Administración Marítima de la Universidad de Deusto.

•	José Graña Miró Quesada was chairman of the Board of Compañia Peruana de Telefonos S.A. since June 1994 until it merged with ENTEL Peru S.A. He was Vice Chairman of the Board of Telefonica del Peru deform December 1994 until April 2000. Mr. Graña is Chairman of the Board of Graña y Montero S.A.A. and board member of Embotelladora Latinoamericana S.A., Empresa Editora El Comercio and Edegel S.A.A.

•	Félix Ivorra Cano is director of Telefonica del Peru since April 2001. He is general coordinator of Telefonica Moviles for Latin America. Mr. Ivorra participated in the team that founded and developed Telefonica Moviles, S.A., having been director thereof and successively held the offices of commercial director general and director general of Business Development in said company. Mr. Ivorra is a senior telecommunication engineer from the ETSI of Madrid and holds a bachelor’s degree in Business Administration from Icade.

•	Enrique Normand Sparks is director of Telefonica del Peru since 1994. He is one of the main partners of the law firm Rubio, Leguía, Normand & Asociados and legal counsel of various companies. Mr. Normand is member of the board of directors of Ferreyros S.A.A. and of Minera Quellaveco S.A., among others.

•	Walter Piazza Tangüis is director of Telefonica del Peru since March 1997. He is the Chairman of the Board of Cosapi Organización Empresarial S.A. and director of Compañia de Cementos Norte Pacasmayo S.A., Apoyo S.A. and Banco Santander Central Hispano-Peru, among others. Mr. Piazza obtained a Master’s Degree in Electrical Engineering from the Massachusetts Institute of Technology (MIT).

•	Gonzalo de la Puente Wiese is director of the company since 1994. He is also director of Banco Wiese Sudameris, SiderPeru, Inmuebles Panamericana, among other companies, and general manager of Wiese Holding. Mr. De la Puente holds a Bachelor’s Degree in Administration and Finance from the Boston University.

•	• Luis Rodríguez-Mariátegui Proañois Director of Telefonica del Peru since 1992. He is Chairman of the Board of Refinería de Zinc de Cajamarquilla S.A. (Cominco and Marubeni) and member of the board of Minera Teck (Peru) S.A. He has been director of Interbank and of Confiep, president of the National Society of Mining and Petroleum and is main partner of the Law Firm Rodríguez-Mariátegui & Vidal since its foundation in 1970.

•	Dionisio Romero Seminario is director of Telefonica del Peru since July 1998. He is Chairman of the Board of Credicorp Corporación BCP, Banco de Crédito del Peru, Atlantic Security Bank, Banco de Crédito de Bolivia, Banco Tequendama and Inversiones Centenario S.A., among other companies.

Mr. Romero obtained a BA in Economic Sciences from Pomona College of California and obtained and MBA from Stanford University, California.

•	Enrique Used Aznar is director of Telefonica del Peru since April 2001. Mr. Used is president of Amper S.A., a member of the management council of Telefonica, S.A. and of Terra Networks, S.A. He was formerly president of Telefonica Internacional, S.A.; of Telefonica Moviles, S.A.; of Estratel, S.A. y de Telefonica I + D, among others. Mr. Used is telecommunications engineer.

•	José María Álvarez-Pallete López is director of Telefonica del Peru since November 2002. Mr. Álvarez-Pallete is CEO of Telefonica Internacional, S.A. since July 24, 2002. He also counselor of Telefonica de España, S.A., Telefonica Moviles, S.A., Telefonica Data, S.A., Telefonica Internacional S.A. and of Telefonica Argentina, S.A., among others. He joined the Telefonica Group in February 1999 as director general of Finance of Telefonica Internacional, being designated in September, of that same year, as Director General of Corporate Finance of Telefonica. Mr. Álvarez-Pallete holds a bachelor’s degree in Economic Sciences from Universidad Complutense of Madrid and has also taken courses in Economic Sciences at Université Libre de Belgique.

NOTE: At the Board Meeting held on January 21, 2003, the resignation of Mr. Alfonso Bustamante y Bustamante to the office of Chairman of the Board was accepted. He will maintain his relationship with the Group as member of the Board and of the Executive Committee of the Board of Directors of Telefonica del Peru S.A.A., as well as president of Fundacion Telefonica in the country. Mr. Javier Nadal Ariño, assistant director of Corporate Regulation of Telefonica since November 2002 was appointed new Chairman of the Board.

The following resignations were also accepted: José Ramón Vela Martínez as director and general manager of the company; Antonio Viana Baptista as director and Vice Chairman of the Board and, Antonio Mora Morando and Manuel Fernández Pollán as alternate directors.

Mr. Juan Revilla Vergara, who is related to the Group since 1995, was designated as new managing director.

Mr. José María Álvarez-Pallete López, who joined the Board of Directors of Telefonica del Peru S.A.A. in 2002 was designated Vice Chairman of the Board.

Finally, it was resolved to restructure the Executive Committee of the Board of Directors, which will be formed by Messrs. Javier Nadal Ariño, who will chair it; Juan Revilla Vergara, Alfonso Bustamante y Bustamante, José Graña Miró Quesada, Enrique Normand Sparks and José María Álvarez-Pallete López.

Executive Officers

At December 31, 2002, the main executives of the Company were the following:

Executives	Position
Alfonso Bustamante y Bustamante	Chairman of the Board
José Ramón Vela Martínez	Chief Executive Officer and Director
Antonio Crespo Prieto	Central Manager, Press and Corporate Image
José Luis García Vélez	Central Manager, Residential Communications
Ludwig Meier Cornejo	Central Manager, Public Relations
Jorge Melo Vega Castro	Central Manager, Regulatory and Strategic Planning
Antonio Mora Morando	Central Manager, Control
Julia María Morales Valentín	Secretary General
Vicente Murcia Navarro	Central Manager, Networks
Javier Reguero Naredo	Central Manager, Companies
Bernardo Santos Álvarez	Central Manager, Internal Control
Antonio Villa Mardon	Central Manager, Finance

Changes in Executive Officers:

On September 18, 2002, Víctor Carlos Schwartzmann Larco resigned to the office of secretary general and Secretary of the Board. The Board of Directors of Telefonica del Peru designated Dra. Julia María Morales Valentín to those positions, and assumed them from that date.

Organizational Structure

Chairman of the Board
Alfonso Bustamante y Bustamante

General Manager	Secretary General
José Ramón Vela	Julia María Morales

Network Central Management	Internal Control Central Management
Vicente Murcia	Bernardo Santos

Regulation and Strategic Planning	Control Central Management
Central Management	Antonio Mora
Jorge Melo-Vega

Finance Central Management	Institutional Relations Central Management
Antonio Villa	Ludwig Meier

Companies Central Management	Residential Central Management
Javier Reguero	José Luis García Vélez.

Curriculum of Top Management Members

•	Antonio Crespo Prieto joined Telefonica del Peru S.A.A. in December 1998 and is assistant central manager of Corporate Communications and Image since August 23, 2001. Mr. Crespo was formerly Communication director in Telefonica de Argentina and Public Relations and Publicity Director in Telefonica de España. He has also work in several newspapers in Spain and in the EFE Information Agency. Mr. Crespo holds a bachelor’s degree in Philosophy and Arts in the Branch of Spanish Philology and a bachelor’s degree, in Information Sciences in the branch of Journalism from the Universidad Autónoma de Barcelona, Spain.

•	José Luis García Vélez is a superior telecommunications engineer with a PhD Harvard-IESE and is currently central manager of Residential Lines and Vice President of the Official Chamber of Commerce of Spain in Peru. He was formerly in the office of CEO of Residential Communications. Mr. Garcia joined the Telefonica Group in 1976 and since then has held several offices in the areas of Traffic, Engineering and Network Management and Telephone Services. From 1992 to 1997 Mr. Garcia was national director of Special Services in CANTV in Venezuela and advisor to GTE. Furthermore, in 1997 he was director of Telefonica Internacional Holding B.V.

•	Ludwig Meier Cornejo is central manager of Institucional Relations of the Company. He was Minister of Fisheries during the transition government as well as Minister in the same portfolio from July 1997 to December 1998. He has held executive positions in various business organizations and government agencies. He is currently Chairman of ADESEP and second Vice Chairman of Confiep. Mr. Meier studied Law in the Pontificia Universidad Católica del Peru and Business Administration in the Universidad de Lima.

•	Jorge Melo-Vega Castro is central manager of Regulatory and Strategic Planning of Telefonica del Peru since February 2000. He joined the company in March 1999 and held the office of Strategic Planning Manager. He has been Secretary General of OSIPTEL, technical secretary of the Telecommunications Privatization Committee and director member of the Citizens’ Participation Privatization Committee. He also served as director of the Peruvian Radio Television Company and Director General of the Center for Legislative Investigations of the Senate. He is an attorney from the Catholic University of Peru where is also was a professor and holds a Master’s Degree in Public Administration from INAP of Spain.

•	Antonio Mora Morando was designated Central Manager of Control by the Board of Directors on December 13,2001. He has been Director General of Finance of Telefonica Publicidad e Información, S.A. (Spain) and Manager of Arthur Andersen, where he served during 11 years in different positions. Mr. Mora holds a bachelor’s degree in Economic and Business Sciences form the Universidad Complutense de Madrid, Spain, specialized in Planning.

•	Julia María Morales Valentín is secretary general – Legal Central Manager – and Secretary of the Board of Directors of Telefonica del Peru S.A.A. since September 2002. She has been assistant legal counsel for Unión de Cervecerías Peruanas Backus y Johnston S.A.A. since January 1988. She is an attorney from the Pontificia Universidad Católica del Peru, with post-graduate studies in Civil and Mercantile Law in the Instituto de Estudios de Iberoamérica y Portugal-Universidad de Salamanca, Spain and in Business Law in the Universidad de Lima.

•	Vicente Murcia Navarro is currently Central Manager of Networks. Since he joined the Telefonica Group in 1970, he has held several positions and charges in the Maintenance and Engineering areas. Since July 1994 he is working in Peru as Network Advisor, Technical Area of Mobile Services and Development Manager. Mr. Murcia is an Industrial Technical Engineer.

•	Javier Reguero Naredo is Central Manager of Companies. Mr. Reguero was formerly commercial central manager (1999-2000) and Networks central Manager (1997-1998). He was transferred from Telefonica de España to Telefonica del Peru in 1995 to hold the position of Company Communications. Mr. Reguero is a superior telecommunications engineer from the Universidad Politécnica de Madrid.

•	Bernardo-F. Santos Álvarez is central Manager of Internal Control since November 22, 2000. He joined the Telefonica Group in 1967 and held several positions in the areas of Line and Cable Construction and Network and Liaison Maintenance. In 1997 he held the office of Territorial Director of Resources of Galicia-Asturias. In the last two years he was Inspector General at Telefonica de España. Mr. Santos studied Corporate High Management in the Universidad de Deusto in Bilbao.

•	Antonio Villa Mardon is Central Manager of Finance since December 1998. He is also alternated director of Telefonica del Peru and incumbent director of Telefonica Multimedia. Mr. Villa has held the offices of Vice President of Corporate Finance at Bank of America, Madrid, Spain; General Manager of Santander Investment in Peru and Director of Cavali ICLV S.A. Mr. Villa graduated from the Universidad de Sevilla in Economic and Business Sciences and obtained an MBC in the Instituto de Estudios Superiores de la Empresa-IESE, Barcelona. Likewise, he obtained an AMP from the Wharton Business School, at the University of Pennsylvania, United States.

NOTE: At the Board Meeting held on January 21, 2003, the resignations filed by Messrs. Javier Reguero Naredo and Antonio Mora Morando, Central Manager of Companies and Central Manager of Control, respectively, were accepted; and Messrs. Eduardo Airaldi Quiñones and José Luis Baranda were designated Central Manager of Companies and Central Manager of Control, respectively.

Human capital management based on consistent grounds

The management of our human capital, expressed in each of the functions and projects developed, showed consistency and wisdom in attaining the goals initially defined and overcoming the demands arising from the labor circumstances during this year.

Selection

The promotion of personal development was consolidated through the institutionalization of the internal recruitment process, carried out within the framework of the Quality Project, which materialized the joint efforts between Human Resources and all the company’s business units.

The role of internal promoter of personal development, as well as the improvement of our selection processes is expressed in the following indicators: 55% of the payroll entries originate from education and cooperative programs and 18% from other companies of the Group, which allowed to cover 83% of the positions with authority through the promotion of internal staff. In terms of professionalism, 90% have a bachelor’s or university degree and 7% an MBA.

Training

This item focused on the joint diagnosis of the needs that were identified by each area as knowledge that they contributed towards the business targets. With the support of recognized institutions and experts, the first 12 functional programs for the Residential and Company central managements were prepared and implemented, under the form of circular mesh.

The capitalization of our personnel’s know how with functional specialties continued through the Internal Instructors Program (100 participants), which allows them to provide their knowledge and experience to the organization, especially to the network areas. Added to this effort of generating efficiency was the inclusion of e-learning, which accumulated over 9,000 hours/man of education during the last semi-annual period.

Development and fidelization

The Management Program of Persons with a High potential was carried out for the third consecutive year, segmented by occupational groups. Thus, the Hot Bed Program for analysts and the Professional Development Program for executives were held. The 22 professionals who participated had the opportunity to participate in courses and workshops for the development of management skills, intensive English and financing of studies towards obtaining a master’s degree. To date, the MBAs of over 64% of the participants of the Hot Bed have been financed, and of 50% of the members of the Professional Development Program. Furthermore, 34% of the participants in these programs have been promoted and the rotation rate is lower than 1%, which is much less that that of the organization as a whole, which confirms the consistency of these programs as fidelization tools.

Responsibility for the results of the business

During the four years since it has been in force, the System for Evaluation of Results and Performance has contributed to reinforce a culture of responsibility for the results in each of the managements, by aligning personal goals with those of the business.

The Process for the Diagnosis of General Capabilities has incorporated elements such as the voluntary nature of the program and the inclusion of participants in addition to the evaluator (the evaluated person himself, his colleagues and subordinates, as the case may be). The diagnosis has been improved for management personnel (360º evaluation, a participation of 92% of the personnel was reached) an non-management personnel (180º evaluation, with a 90% participation). The information obtained will allow us to design development plans aimed at strengthening these capabilities and attain behaviors that will reflect our corporate values and the professional profile that Telefonica requires.

Labor Relations

In early 2002, the company continued with an intensive negotiation process that allowed a reduction in the company’s excess personnel, through attractive benefit proposals, in amounts substantially greater than those established by law. Since these negotiations were unsuccessful, it was decided to unilaterally launch the programs in April.

Simultaneously, a retirement incentive program was implemented for 10% of our management personnel – aimed at generating efficiency in our organizational structure – which was fully welcomed by said personnel.

After exhausting the possibilities of obtaining an orderly and voluntary cessation of personnel subject to a labor agreement, the company proceeded to exercise its legal authority to terminate the personnel by paying them the indemnity provided by law and for the last time offered this personnel the possibility of resorting to the retirement incentive program. A total of 167 workers accepted the benefits and chose to submit their voluntary resignation.

However, the labor unions went on an indefinite strike between July 17 and September 11, claiming reinstatement of the dismissed workers. This measure of force, which as declared illegal by the labor authority, was observed by 23% of the personnel. The contingency plan anticipated by the company avoided a negative impact on the services provided to our clients.

On September 11, the Constitutional Court, in a judicial dossier opened in 2000 which was not related to the dismissals of June 2002, ordered the reinstatement of the terminated personnel. The company voluntarily reinstated 172 workers and, exercising its right to legitimate defense in the enforcement of judgment, requested the Judiciary to review the situation of the other former workers who requested reinstatement, which petition is currently being evaluated by the Superior Court.

Although the situation of the latter workers is still being discussed, they have been reinstated provisionally and subject to the final result of the procedural actions under way in the Judiciary.

Communication and culture

The Corporate Program of Direction by Values was launched during the first quarter and was accompanied by a sustained communications effort through all our internal means. It will be secured in our culture through initiatives such as the Capabilities Program, among others.

Internal communication was based on actions such as the evaluation of the existing information means and needs, and stress was placed on the creation of new communications tools. In this sense, we can mention the relaunching of the intranet portal “En Linea” with 288 visits per year, and the e-bulletin for management “Ejecutivos En Línea”, a tools aimed at encouraging a real and efficient flow of information from them to all personnel. This was followed by the creation of the bulletin “En Linea Contigo”, through which all managements participate on a monthly basis to inform the company of their initiatives regarding the management of persons and, finally, the bulletin “En Línea Informativo Laboral”, aimed at keeping all personnel informed on the company’s labor situation.

Finally, in coordination with the different businesses of the Telefonica Group, communications plans were drawn up for products and services campaign, such as the corporate flat rate to access the internet, Holaperu and Speedy for employees, among others.

The Communication and Cultura Group of Telefonica Latinoamericana, in charge of the human resources team of Telefonica del Peru, worked in the design of management policies for human resources, in order to guarantee that they are consistent with management and the values defined for the Telefonica Group. Thanks to the scholarships offered by Telefonica and the Carolina Foundation, 10 youths from the Telefonica Group are following post graduate studies in prestigious universities in Spain.

The corporate programs for talent management, Youths with a High Potential (JAP) and directive talent allowed both our young professional employees and directors to participated in development programs in the country and abroad.

Number of direct workers of the Telefonica del Peru Group

	2002	2001	2000	1999	1998

Permanent
Officers	636	650	917	879	1,050
Employees	2,210	2,599	3,382	3,322	3,918
Laborers	520	574	576	638	693
Temporary Programs[2]	898	952	1,266	1,547	2,351
Affiliates and Related Companies	6,415	6,210	3,999	2,955	871
Total workers	10,679	10,985	10,140	9,341	8,883

2 Includes Youth Training, Young Executives, Professional Training and Cooperatives.

GROWING IN QUALITY AND SERVICE

Our priority: serving the client

In line with our constant concern to provide the best quality service to our clients, the implementation of the Service & Benefits Model (S&B) started, which is one of the strategic pillars on which our quality management is supported. The implementation of its various phases has evidenced the importance that the satisfaction of our clients and employees has as the path to improve the company’s overall results and produce the change towards a culture of excellence in service.

After several studies of satisfaction and interviews with directors and contact collaborators, in the residential business a set of opportunities was identified to improve in those issues that have an impact upon the satisfaction of clients and collaborators, which are being implemented by a team of leaders with the active participation of Lima and zonal personnel.

In addition to the units pertaining to residential business, the S&B Model is being implemented in the three internal areas: Systems, Human Resources and Network, whereby through the methodology of Service Agreements, processes have been redefined and actions for improvement have been established, agreed with the various areas of the organization and which will result in a greater satisfaction to the client.

It is important to highlight that, with the participation of the contact collaborators in the commercial and technical areas and in the call centers, the procedures for claims, sales, allocations and installations were reviewed; moreover, those aspects that must be addressed in order to create value for our clients were identified, integrating the various areas involved in said processes.

In order to strengthen the activities performed until now and continue with the implementation of the Service & Benefits Model, the Quality Center was recently created. The purpose of this unit is to integrate the diversity of actions aimed at improving quality, promoting a cultural change addressed to achieve excellence in service and implement various activities for continuous improvement that will allow obtaining an external qualification of recognized prestige that will periodically validate this process.

Strategic lineaments

The world telecommunications industry is undergoing one of the greatest crisis of its history. In the 90’s, the companies bet on the internet and the third generation of mobile phones, with investments that increased production capacity but did not have a balancing entry in the market demand. This translated, among others, in joint debts amounting to one billion dollars and in which, for example, the five main European telecommunications companies (France Telecom, Deutsche Telecom, British Telecom, Telefonica and Telecom Italia) lost over US$ 900 billion of stock market capitalization in the last three years. The final result was the exit of competitors from the market and the adoption of cautious policies by the surviving operators, which are making efforts to reduce their costs and control their investments.

Within this context, Telefonica del Peru chose to segment its supply according to the clients’ needs, by strengthening the sale of economic products in local, public and long distance telephony for low-income sectors and increasing the value of lines through the sale of supplementary services.

As far as the internet is concerned, work is also being carried out in the expansion of supply in order to adapt it better each time to the access possibilities of each client. To this end, new low-cost alternatives have been created. The commuted internet offer has been maintained and the broad band has been expanded through Speedy and CableNet, which provide high speed connection at a flat rate both to families and small and mid size companies. Furthermore, the website <www.Infonegocios.com.pe>, has been developed, as a tool for small and mid size companies to access to information to improve their productivity.

The foregoing falls under the framework of a quality-improvement policy, both for our products and services and service to the client.

Investments

Investments in 2002 stood at S/. 317 million. Approximately 55% of these investments were allocated to the fixed telephony network and, in line with the company’s commitment to continue developing the broad band, 13% of the investment was aimed at this purpose. It has been planned to increase this percentage in the forthcoming years.

Business Evolution

Basic Telephony

Revenues from local telephony were S/. 1.598 billion, 0.1% more than in 2001. This result is partially explained by the growth in the invoiced plant and revenues from the sale of lines and devices by 47% and 9%, respectively. The item other services grew by 23% in respect of 2001, mainly due to the increase in revenues from reconnections, maintenance and memovox.

These effects were offset by a 10% drop in the revenues from Local Measured Services, resulting from the quarterly application of the productivity factor, the decrease of classic lines and the launching of the flat rate and ADSL.

With regard to 2001, revenues from local telephony stood at S/. 1.597 billion, 2% less than in 2000. The application of the productivity factor starting on September 1st, was the relevant aspect of this period. Furthermore, revenues from the sale of lines dropped 1%.

The plant in service showed a 5% increase, reaching 1,705,702 by the end of 2002 and reflected a recovery in the growth of lines of the last three years. This was the result of the segmentation strategy – which has allowed penetrating in low purchasing power segments – and of the great acceptance of limited consumption and prepaid lines, which totaled 646,988 at the close of the year.

The sale of new lines exceeded by 46% (239,952 new lines) the amount recorded the previous year, with a visible concentration in limited consumption and prepaid lines (82% of the total sales).

In 2002, three types of lines were marketed in addition to the classic lines: Limited Consumption, in seven modalities that incorporated three new packages with access to commuted internet traffic, the Prepaid Line (Fonofacil) and the open line referred to as Linea Plus.

The marketing of Linea Plus began in the last quarter and it includes the monthly fee, minutes for local calls (fixed phone) in any timetable and five services which makes it an intelligent line: memovox, call waiting, caller id, three-party conference and call transfer. Once the local traffic assigned to each plan has been consumed, the additional local minutes are invoiced at the current fee. There are 23 Plus plans that are being marketed by stages. These payments, which include Value Added Tax (IGV) fluctuated between S/. 69.90 and S/. 299.90 depending on the number of local minutes acquired per month, which may vary from 160 to 3,330.

During 2002 a plan to retain write-offs was applied, which included the gratuitous migration of clients to fixed payment lines in accordance with their payment possibilities, as well as financing of their past due debt. These actions, complemented by a greater efficiency in the management of clients in default, has allowed to keep the default indicator under control.

Productivity Factor

The application of the productivity factor during a period of three years went into effect on September 1, 2000, as provided for in the concession contract signed in 1994 between Telefonica del Peru and the Peruvian State. The purpose of this mechanism is to benefit the consumer with quarterly adjustments of the rates for Category I services (connection fee, monthly fee, fixed-fixed local calls, national long distances and international long distance) and thus promote the company’s cost efficiency.

This factor was established by OSIPTEL at a level of 6% per annum (a quarterly level of 1.535%), and has become the highest value applied in comparison with other countries in South America in which capped rate systems have been applied.

In compliance with the capped rate regime, six tariff adjustments were made: two in 2001 (September and December) and four in 2002 (March, June, September and December). For the Basic Telephony business, these adjustments represented reductions in the C basket, which consists of the connection fee rate (8.7%), as well as in the D basket, consisting of the monthly fee (5.1%) and local service per minute (4.8) rate. Furthermore, the reduced hours were increased, until reaching 12 hours from Monday to Friday, 16 hours on Saturday and all day on Sundays and holidays – formerly considered only eight hours per day – whereby the average rate per local minute of the D basket decreased 14.5%.

Telefonica On-line

The virtual channel www.telefonicaonline.com.pe has become the Virtual Customer Service for the clients of Residential Fixed Telephony, Company Communications and Public Use Telephony, with nearly 55 registered users in 2002.

Since Telefonica On-line was launched in July 2001, the revenues obtained from post-sale services are those that have the greatest participation in total revenues. Within these, supplementary services are those that have the greatest incidence. However, the largest number of questions refers to information on debt and breakdown of invoiced calls, which, although they do not produce revenues since they have no cost for the client, they translate in a better image of the company.

The regulatory framework, which demands the delivery of security codes – required to access detailed invoicing information and make telephone line transactions – exclusively to the titleholder (or its representative) reduced the revenues of Telefonica On-line from S/. 24,350 in 2001 to S/. 21,750 in 2002. Another aspect that affects the increase of sales is that the users do not have the habit to make their transactions through the internet.

In reply to the foregoing, in December the new stage was launched with a new design, better navigation and new services. Among the main novelties are the no cost on-line detailed invoicing service, which allows the client to consult the breakdown of invoiced calls in the last three telephone bills. Furthermore, telephone line 0801-10600 was implemented to provide orientation on the use and service provided in Telefonica On-line.

Flat rate Internet

During 2002, the marketing of the internet flat rate continued. This service allows navigating freely in the internet from Monday to Saturday from 7 p.m. to 8 a.m. and all day on Sundays and holidays, without any extra charge in the telephone bill. It also allows controlling consumption charges through a fixed monthly payment of US$ 25.00 which includes Value Added Tax (IGV).

Speedy-ADSL

During 2002, the growth of the internet market was reinforced through Speedy, a permanent high-speed connection service to the internet with a flat rate, thanks to the ADSL technology. This service uses a conventional telephone line. Telephone communications and access to the internet operate simultaneously and independently through the same line. The access speed is asymmetrical (specifically in the network to user/user to network 128k/64k, 256k/128k, 512k/128k and 2M/300k modalities). Speedy is the fastest internet services because it operates using the latest technology (ADSL).

Segmentation

Continuing with the strategy of adapting to the clients’ needs and differentiating the value proposals in accordance with the characteristics of each segment, in 2002 VIP Residential, Mid Residential and Massive Residential managements were consolidated, and three new managements were created for the company segments corresponding to Large Clients, Pymes and Sohos. Both structures are allowing to improve the commercial intelligence level and obtain a better knowledge of our clients.

Public Use Telephony

In 2002, the total revenues of the business grew 9.1% with respect to 2001 and reached S/. 707 million.3

Public Use Telephony maintains and consolidates its leadership in the market by exceeding 10,000 lines in service. At December 31, 2002, the plant reached 103,965 telephones, which represents a 12.6% growth in respect of the close of the previous year. As a result of this increase, density increased to 3.89 public phones per each one thousand inhabitants.

3 Until 2000 inclusive, Telephony for Public Use and Rural Public Telephone reported their revenues in a consolidated manner.

Density	1998	1999	2000	2001	2002

Lines/1,000Inhabitants	1.9	2.4	3.2	3.5	3.9

In order to obtain these results, in addition to the plant increase, a number of factors that are worth highlighting have participated: promotional campaigns to increase consumption both with coins and cards, systematization of operating collection processes and the reduction of the index of break downs through the application of improvements in maintenance processes.

On the other hand, Public Use Telephony continued to place new technologies in services aimed at perfecting the telesupervision systems of the plant and decreasing fraud, which is reflected in a constant improvement of the service.

The knowledge of clients and users, acquired through the provision of the service and the possibility of developing innovative products and services, taking advantage of group level synergies, are factors that secure that leadership will be maintained in the market.

Rural Public Telephony

The actions undertaken by the Rural Telephony Management fall under the framework of compliance with the obligations arising from the concession contract entered into with the Peruvian State.

Overcoming the difficult geography of the country’s interior, our rural plant grew 2% in 2002 and reached 3,315 public telephones at the end of December. Furthermore, the net revenues (S/. 39 million) grew 10.5% in respect of 2001.

In 2002, 302 TPI (Interior Public Telephony), TPE (Exterior Public Telephony) and Publifon services were installed, distributed throughout the different rural areas, thus fulfilling the 2002 Installation Plan. Iquitos, Chiclayo and Huancay were the zones that received the greatest coverage.

In 2002 efforts were made to optimize the rural plant, searching to improve profitability and increase our revenues. For this purpose, it was necessary to write off 107 public phones located in the interior of the country for not being profitable any longer and 60 changes of concessionaires were made.

At present, we have 35 Publifon in the plant, destined to receive calls and have a positive correlation with outgoing telephone traffic.

Adequate supervision and control processes were established for maintenance and commercial management activities entrusted to third parties, which allowed improving the index of break downs per every 100 lines and achieve a reduction of approximately 6.52% in the repair speed index. The cases of fraud resulting from cloning were reduced by 95%, thanks to the installation of new anti-fraud technologies in the TPI terminals of the cellular system.

Among the external variables that may affect the business, the installation of telephones by the competition through FITEL (Telecommunications Investment Fund) and the application by OSIPTEL of the Regulations of continuity in the rural telephony service are worth noting. Likewise, significant savings are contemplated in connection with the management and marketing of rural lines, in the face of a possible withdrawal of the contractor (Alcatel).

Long Distance

As a result of the entrance of new operators in the market, Long Distance revenues reached S/. 428 million in 2002, which implies a reduction of 28.6% in respect of 2001; likewise, in 2001 a drop of 12.5% was recorded in respect of 2000.

The launching a the multicarrier system in April 2002 marked the commencement of a period of intense competition in international long distance. This system, which provides the user the possibility of choosing the long distance operator if its preference for each call it makes, represents the next step towards the opening of the market, after the pre-selection process was held in November 1999.

The competition entered the market with an aggressive strategy, based on a significant investment in advertising and lower rates offered, focused on the residential segment.

Telefonica’s response to this new scenario was focused on the launching of new massive promotions such as “Habla lo que quieras”, “Vamos a medias” and “El Peru y el mundo a S/. 0.10”, (Speak what you like, Let’s Split the Cost and Peru and the World at S/. 0.10), which resulted in a growth of 7% in outgoing international traffic,

In the case of National Long Distance an 11% reduction in traffic was observed, due to the competition and the replacement of direct dialing traffic for pre-paid calling cards, mobile and public telephony. In 2001, this reduction represented 12% in respect of traffic in 2000.

Incoming traffic, also due to the effect of the competition and the entrance of new operators such as IDT, had a 15% fall in respect of 2001, while in 2001 an increase of 32% was registered in respect of 2000.

In spite of achieving a 7% growth in outgoing international traffic the increased competition and promotions caused a 35% reduction in International Long Distance weighted average rates and 5% in National Long Distance, as well as drop in total tariff (LDN, LDI incoming and LDI outgoing) of 11.4%.

As an important achievement of the year, it is worth mentioning the consolidation of the prepaid calling card Holaperu as the leading long distance calling card, in spite of being in an market with low entrance barriers and, for this reason, attractive to competitors, which by year end added up to 18.

Furthermore, in order to maintain Telefonica del Peru’s international presence, an intense participation was developed in the activities of the bodies and entities to which it belongs, such as UIT, Citel, Ahciet and Aseta, as well as in Intelsat, Inmarsat, New Skies Satellites and Andesat.

Company Communications

In 2002 revenues stood at S/. 200 million, which means an increase of 1.5% in respect of 2001. US$ 18 million were investment in the improvement of networks, the acquisition of new equipment and development of infrastructure required to offer new and better services to the market. The time frames and means of installation were reduced to eight days in December 2001 and to an approximate of four days in 2002.

With Speedy, the high speed flat rate Internet access service, it was possible to go from 1,875 accesses in 2001 to 20,800 in 2002, which figure considers 425 Speedy Plus lines, showing an overall growth of 1009%. Revenues from this service were S/. 30 million.

Another of the products launched in 2001 and consolidated in 2002 was the InfoVía Plus (140100) service, an evolution of the traditional InfoVía (155) service. The infrastructure of InfoVía Plus allows internet users to communicate at a higher speed as the result of the massive internet policy and the notable technological progress that has been achieved. Telefonica del Peru unifies the InfoVia access network with the internet network.

On the other hand, the lines of services offered in 2002 were:

•	Speedy: High speed, flat rate service for permanent access to the internet, using the ADSL technology. This new technology transforms telephone lines into high speed digital lines to gain access to the internet and to various multimedia services.

•	DigiRed: Data transmission carrier service through dedicated digital circuits that allow companies to interconnect their offices, both locally and nationwide. DigiRed allows high quality and reliable data, voice and video communication through a TDM (Time Division Multiplex) platform, which makes it transparent to communication protocols.

•	InfoVía: Allows companies to join the business of Information Provider Centers (CPI), without the need of creating their own structure. It allows CPIs to provide internet access and services (www, FTP, News, Telnet, etc.) as well as innumerable applications such a telebanking and telepurchase, among others to telephone service subscribers.

•	InfoVía Plus: Service providing direct access to the internet through commuted lines (analogical telephone lines, RDSI). It is being developed as a technological evolution of the current InfoVia service, which is based on access to a private network (that of the Information Provider Center-CPI) through remote access servers. With InfoVia Plus the user obtains commuted access to an IP Network with direct navigation to internet. Thanks to the technological updating if this services, the total commuted InfoVia and InfoPlus Service has increased by 36% in 2002, and has reached approximately 1,529 minutes.

•	Red Digital de Servicios Integrados (RDSI): Provides telecommunication services through high speed digital signals for voice, data, text, image and multimedia transmission. For this purpose, as means of transportation it uses the same telephone wire with which the RTB (Basic Telephony Network) operates or also fiber optic.

The RDSI services are provided through two types of digital lines: basic access and primary access. The latter has the greatest capacity and allows up to 30 simultaneous communications. The total revenues obtained during 2002 for this concept reached S/. 20.4 million. On its part, the installed pant on service grew 19% in Basic RDSI and 81.% in Primary RDSI (PRI).

•	Intelligent Network Services: Advanced services, which, using the functionalities of the intelligent RTB and RDSI network, are offered to companies to improve their results. These functions are provided through the 0800 services or reverted charge calls, 0801 or shared payment calls and 0808, additional value service for basic telephony clients.

•	Private Switchboards: Make it possible to improve the resources of organizations, by allowing their members to share a group of telephone lines, both to make and receive calls. A number of different makes and models of equipment are offered to the market, so that the client may chose the one that best suits its needs, either through their capacity (number of lines and supported extensions) or the technology used (analogical, digital).

•	Advanced solutions for clients: This line of services reflects Telefonica del Peru’s commitment in the search of integral solutions for its clients. These services include:

¡	Fiber optic: associated to one or several special studies for the laying thereof. This product has the characteristics of offering greater information transportation volume in less time.

¡	Structure cabling: associated to the laying of cabling systems in companies and offices in order to optimize resources.

¡	Special projects: overall solutions

¡	Videoconference: simultaneous audio, voice and image transmission.

Cable Television

Cable Mágico, the commercial name of the cable television service provided by Telefonica Multimedia S.A.C., for the seventh consecutive year maintained a clear leadership in the cable television market in Peru. At the close of 2002, it reached 340 thousand clients in service. Eighty-six percent of these clients are concentrated in Lima and the remaining 14% in the seven provinces it serves. This number of subscribers allows Cable Mágico to maintain a share in the market of over 90% at country level.

The accumulated revenues of the business during 2002 were S/. 294 million, representing a growth of 8.35% in respect of 2001, while the growth in 2001 in respect of 2000 was 8.1%. The increase obtained during 2002 was basically supported by a 4.7% expansion in the invoiced plant and a 6.5% increase in the monthly average revenue per invoiced client. An important boost for the growth of these indices was the implementation of the operation to Detect Unauthorized Users (DUNA), launched in March, as an integral campaign against piracy.

The programming of Cable Magico, the company’s cable television service, was redefined early in the year with the target of optimizing the location of channels with the greatest advertising potential and reaching an increase in the sales for this concept. The programming grid was restructured in order to improve the teleaudience and the channels were grouped according to programming categories, with a more orderly distribution. Furthermore, new top quality thematic channels were included, such as National Geographic and Discovery Travel & Adventure.

With regard to its own programming, the content of the sports channel Cable Magico Deportes was strengthened with the acquisition of the transmission rights of the Bundesliga and the Spanish League and the creation of new programs such as Versus. On the other hand, the merger of the contents of Antena Informativa and Cable Magico Cultural into the first channel mentioned began, aimed at offering a multithematic signal.

During 2002, the sale of publicity by cable produced revenues similar to those of the previous year, and once again ranked among the main providers of advertising space in public television, and reached a total market share estimated at 12%.

The strategic alliance with HBO Latin America was consolidated in 2002. This alliance allows Telefonica Multimedia to be the sole cable operator in Latin America with a license to negotiate, directly and without restriction, national advertising in the channels belonging to the HBO corporation, with the different advertising agencies and media centers in Peru. Additionally, the agreement has allowed to reinforce Cable Magico’s image before the most important companies of the country, as well as an excellent option at the time of choosing in which television media they will promote their products.

CableNet, Cable Magico’s flat rate internet connection service reached 13,589 at the close of 2002, and reported a growth of over 150% with respect to the close of the previous year. This quick expansion was another determining factor in the increase of the company’s revenues. At December 2002, CableNet remained as the only internet by cable solution offered in the Lima market.

Interconnection

Within the current regulatory framework, interconnection relations are maintained with 27 operators. These companies operate in Peru with fixed telephony networks (AT&T, BellSouth and Americatel), mobile telephony networks (Telefonica Moviles, BellSouth, TIM, Nextel and TE.SA.M.), long distance telephony networks (24 companies, which include, among others Americatel, AT&T, IDT Peru S.R.L., Impsat, Infoductos and Telecomunicaciones), and rural and public telephony networks pertaining to Gilat to Home.

During 2002, long distance operations of IDT Peru S.R.L., Infoductos y Telecomunicaciones, LatPeru SAC were started, as well as the fixed telephony network of Americatel.

In general lines, the entire traffic sent by the operators has increased 166% in respect of year 2001. The traffic sent by long-distance operators increased 244%; and by fixed operators, 101%, and of mobile operators, 128%. The concentration of traffic and the activities of the operators is noticeably superior in Lima.

The start-up of the call per call or multicarrier system, caused a greater dynamism in the outgoing traffic of long-distance operators.

There are seven long-distance operators who provide multicarrier service and 18 offer prepaid calling cards. Only seven long-distance operators have increased their coverage outside the city of Lima.

The model of gradual reduction of interconnection charges in the fixed network, driven by OSIPTEL for the purpose of encouraging competition in the telecommunications market means, on the one hand, a reduction in the revenues of long distance operators and the contributions to FITEL and, on the other hand, a benefit for foreign traffic concentrators.

There are already operators in the market who are providing the interconnection service, mainly focused on coastal cities.

Social Projection

The Telefonica Group in Peru continues with its commitment to actively participate in the development of Peruvian society, which responsibility is evidenced through the work carried out by the Telefonica Foundation.

Established in Peru in 1999, the main purpose of the Telefonica Foundation is to favor equal opportunities among persons, especially through the application of new information technologies. In this way, an important part of the effort for the country’s well being is to improve the quality of education and social work in favor of disabled persons.

The following also form part of the Foundation’s activities: rescue, conservation and dissemination of the most valuable national artistic and cultural expressions, as well as juvenile formation through school sports and special activities.

It is worth highlighting that most of the projects carried out are disseminated through web sites in the internet, which are exclusively prepared for each of the purposes established.

The most outstanding activities of the Foundation in 2002, per line of activity, were:

Cooperation

•	Hospital classrooms. Installation of five new informatics and pedagogical support classrooms in hospitals of Lima and provinces in order to mitigate the lack of school education while youngster and children are hospitalized.

•	Ris Solidaria (www.risolidaria.org.pe). Start up of a solidary virtual community for non-profit organizations that operate in different fields such as cooperation, human rights, peace and disarmament. The web site disseminates the activities of these organizations and at the same time facilitates relationships among them.

Art and technology

•	The recovery of memory. Through an agreement signed with the Art Museum of Lima, this project comprised two exhibits: The first century of photography. Peru, 1842-1942 and Martín Chambi and his contemporaries. Due to its great success, it was taken to Spain and exhibited at Casa de América de Madrid.

•	VI Plastic Arts competition of the Telefonica Foundation. For the sixth consecutive year the Telefonica Foundation held a Plastic Arts Competition, a new artistic dissemination forum for graduates from Peruvian schools of art. Santiago Roose Hamman, a graduate from the school of Communication Sciences of Universidad de Lima and Instituto Gaudí, won a scholarship to study in Europe and US$ 20,000.

Education

•	School of Telecommuncations Engineering of Pontificia Universidad Católica del Peru. This year the fiber optic laboratory was equipped and the Telefonica Foundation Lectures were given, headed by renowned specialists and technicians of the Universidad Politécnica de Catalunya.

•	EducaRed Portal (www.educared.edu.pe). Created to facilitate the educational use of the internet in school. Educared is the first educational portal with its own content that seeks to become a learning tool to contribute towards the improvement of the country’s educational quality.

Culture

•	Restoration of the Cusco Cathedral. After five years of hard restoration work, in May the work performed to the Cusco Cathedral was delivered to the people of Cusco. The religious ceremony was entrusted to the Archbishop of Cusco, Monsignor Alcides Mendoza Castro.

•	Chavin Cultural Tourist Project. Through an agreement signed with the Ministry of Foreign Trade and Tourism, the Telefonica Foundation will finance, during a 4-year term, the feasibility studies, conservation work and the valuation of archeological sites, as well as activities related to the promotion of cultural tourism in the department of Ancash.

•	Peru Virtual Cultural Center (www.perucultural.org.pe). Is the meeting point of the main institutions related to the countries artistic and cultural aspects. In 2002, the incorporation of contents continued, such as the web site dedicated to the Peruvian poet and artist Jorge Eduardo Eielson, presented within the framework of a videoconference with the artist, who resides in the city of Milan.

•	Study Program for the viability of tourist accommodation in Peruvian archeological areas. The main purpose of this program is to boost the development of new tourist destinations in archeological areas. This will allow the generation of new labor sources in rural areas.

•	Publication and presentation of the book Recuerdos de la monarquía peruana o bosquejo de la historia de los incas, by Justo Apu Sahuaraura Inca. Facsimile publication of the manuscript dated 1838, which remembers that Peruvian past from Inca times to the early Republican period. The author is considered the last Inca descendant of royal lineage.

•	CD The Inca city of Cusco. This mutimedia CD, prepared under the academia direction of the urbanist architect Santiago Agurto Calvo, invites you to make a virtual visit through the capital of the Tahuantinsuyo empire, following its urbanistic development step by step, from the original small town to the majestic sacred city that dazzled the conquerors.

Telemedicine and disability

•	Program to make the community sensitive towards integrating disabled persons into society. Within the framework of the agreement signed with Fundacion para el Desarrollo Solidario (Fundades) work began to promote, boost and strengthen the work of Municipal Offices that provide Assistance to Disabled Persons (Omaped) in the main districts of Lima.

Sports

•	Volley ball, mini basketball and athletics clinics of the Telefonica Foundation. Six sports clinics were held nationwide addressed to school age boys and girls with scarce financial resources, in order to promote their values and boost a culture of success.

•	Parasports National Games. Addressed to improve the quality of life of persons with motor, visual, intellectual and communication disability. The first version of the Parasports National Games was carried out together with the Association for the Promotion of Sports for the Disabled (APPRODI).

•	Special Olympic Games. During the second consecutive year, the Telefonica Foundation cooperated during the classifying stage for the Ireland 2003 international games, addressed to the mentally disabled sports player.

ANALYSIS AND COMMENTS TO THE 2002 CONSOLIDATED RESULTS

With the framework of the corporate reorganization process, in early 2002 the Yellow Pages business was sold to Telefonica Publicidad e Información S.A. (TPI) of Spain. This transaction influenced the business to the extent that TPI accounted for a little over 2% of Telefonica’s total revenues in 2001.

The sale of TPI’s business is the last step to complete the segregation process started in January 2001, when the businesses of Telefonica Moviles and Telefonica Data were transferred to their head offices in Spain.

In 2002 provisions for contingencies were registered that did not decrease the generation of free cash flows. This, added to the smaller investments made, allowed to reduced the financial debt stock by over S/. 1.4 billion.

Operating Revenues

At the close of 2002, the operating revenues of Telefonica del Peru S.A.A. and Subsidiaries amounted to S/. 3.457 billion, 4.4% lower than the revenues recorded the previous year. This drop is explained by the 28.6% contraction in Long Distance calls, which was offset by the increase in the revenues of the Public and Rural Telephony (9.2%), cable television (8.3%) and company communications (1.5%), while revenues from local telephony remained at similar levels. Furthermore, it should be pointed out that the sale of the Yellow Pages to Telefonica Publicidad e Información S.A. influenced in the decrease of revenues. Deducting the effect of the revenues from the Yellow Pages, the operating revenues decreased 2%.

Local telephony

Revenues from local telephony showed a 0.1% increase with respect to 2001, and reached S/. 1.598 billion. The application of the productivity factor in the months of March, June, September and December 2002 as well as the reduction of 9.8% of the revenues from local measured services due to the 10.6% drop in fixed-fixed voice traffic (explained in turn by the smaller participation of the classic lines with respect to restricted consumption lines: 68% in 2001 and 62% in 2002), and the decrease in invoiced internet traffic by 20.8% as a result of the flat rate and ADSL are worth stressing. These effects were counteracted by a 5% growth in the service plant.

Long Distance

Long distance revenues reached S/. 428 million in 2002, which implies a 28.6% decrease with respect to 2001, as a result of an increased competition in the market, intensified by the commencement of multicarrier starting on April 19, 2002. This increased competition caused the plunge of weighted average rates both in International Long Distance (35%) and National Long Distances (5%) as well as a drop in total traffic (incoming and outgoing LDN and LDI) of 11.4%.

Public Use and Rural Telephony

In 2002, the revenues from public and rural telephony increased 9.2% and reached S/. 746 million. The growth is explained not only by the increase in the plant of public telephones in service, but also for the launching of promotional campaigns, the systematization of operating collection procedures and the reduction of the index of breakdowns due to an improved maintenance.

Cable Television

Revenues from cable television registered a growth of 8.3%, totaling S/. 294 million. This was the result of the 4.7% growth of the invoiced plant and the revenues obtained from CableNet services, resulting from the increase it the number of clients (from 5,362 in 2001 to 13,859 in 2002).

Company Communications

Revenues from Company communications showed an increase of 1.5% and reached S/. 200 million, basically due to the introduction of new products and services such as ADSL data transmission (Speedy) – which at the close of the year stood at 20,800 lines in service showing an increase of 18,925 lines in the period – and the development of advanced solutions for institutional clients.

Operating Expenses

The operating expenses of Telefonica del Peru S.A.A. and subsidiaries, including the retirement incentive program (PRI) amounted to S/. 2.706 billion, which meant a 1.8% increase in respect of the previous year. This is explained, on the one hand, by a significant reduction in expense capitalization, (S/. 77 million) resulting from the application of a more conservative policy by the company, and the increase in depreciation (1.3%). On the other hand, this increase was partially offset by the decrease in personnel expenses (8,9%), overhead and administrative expenses (3.4%) and provisions for bad debts, which dropped by S/. 25 million.

Personnel Expenses

Personnel expenses, including the Voluntary Retirement Program, decreased 8.9%, in line with the application of this program on June (the payroll in respect of the previous year decreased by 555 persons), and as a result of the strike that took place between July 17 and September 11.

Overhead and Administrative Expenses

Overhead and administrative expenses stood at S/. 914 million and experienced a 3.4% decrease (equivalent to S/. 32 million) as a result of the strict expense control applied by the company and the reduction in taxes, which dropped 6% in respect of the previous year.

Provision for Bad Debts

It is important to highlight the reduction in provisions for bad debts as a result of the continued improvement in debt collection management. These provisions were reduced from 3.9% of the revenues in 2001 to 3.4% of the revenues in 2002.

Depreciation

As a result of the increase in the mean depreciable plant (although the investments performed during the year were significantly less in respect of the previous year), depreciation increased by S/. 13 million (1.3%), and added up to S/. 975 million in 2002.

EBITDA and operating results

The EBITDA (earnings before interest, taxes, depreciation and amortization), registered a drop of S/. 192 million (10%) and the spread decreased from 53.1% in 2001 to 49.9% in 2002.

The consolidated operating earnings amounted to S/. 751 million, 21.4% under the one registered the previous year, mainly as a result of the decrease in Long Distance revenues and the less capitalization of TREI (Work for the Immobilized Person), which went from S/. 124 million in 2001 to S/. 47 million in 2002.

Non-Operating Result

The non-operating result registered a loss of S/. 466 million in 2002 against the S/. 793 million registered in 2001. This reduction is mainly explained by the major accounting adjustments made in 2001 as a result of the analysis of the consolidated balance accounts and in spite that in 2002 provisions were made for various contingencies. Furthermore, financial expenses were contracted and a reduction of S/. 109 million was attained. The Result from Exposure to Inflation (REI) showed an smaller loss of S/. 16 million as opposed to the S/. 61 million registered in 2001.

Net Result

The net result shifted from a loss of S/.147 million in 2001 to a profit of S/. 31 million in 2002, mainly explained by a smaller non-operational loss (S/. 466 million as opposed to S/. 793 million registered in 2001) by a smaller expense in workers’ profit sharing and income tax by S/. 56 million. Both factors offset the drop of S/. 205 million in the operating results.

Consolidated Balance Sheet

As a result of the significant debt reduction, the company’s liquidity levels – measured by the current assets to current liabilities ratio – increased from 0.41 in 2001 to 0.45 in 2002. On the other hand, to the debt to debt- to-equity ratio continued to improve, going form 53.2% in 2001 to 41.3% in 2002. Furthermore, as a result of the decrease in the current portion of the long-term debt, the short term debt to long term debt ratio decreased from 57.2% in 2001 to 47.7% in 2002.

The significant effort made by the company in generating free cash flows which enabled a debt reduction in 2002 of S/. 1.464 billion in comparison with 2001 is worth highlighting. This is reflected in the important improvement of the company’s financial hedging ratios – debt to cumulative EBITDA in the 12 months of 2002 – goes from 2.0 in the 12MO1 to 1.3, and interest hedging – EBITDA to net financial results – goes from 6.7 in the fourth quarter of 2001 to 14.2 in the fourth quarter of 2002, and in the 12 months of 2002 increases to 10.2 against 7.3 registered in the 12 months of 2001.

Liquidity and capital resources

During 2002 Telefonica del Peru generated a cash flow from operations, which, together with the smaller investments, allowed it to reduce the debt stock from S/. 3.862 billion to S/. 2.398 billion.

The cash flow from operations increased by S/. 209 million due to smaller interest payments (S/. 235 million). On its part, investment activities reached S/. 242 million in 2002, 397 million below those of 2001. The reduction in investments is supported by less acquisition of real property, machinery and equipment. In the this way, Telefonica del Peru amortized S/. 1.462 billion of financing activities.

Debt issues and loans

During 2002 Telefonica del Peru participated in the local capital market through the placement of bonds and commercial papers. Its participation in the domestic capital market reached approximately 25% of the total debt instruments issued (excluding sovereign bonds).

The resources obtained were used to financing working capital and investments, to maintain and refurbish the network, and to restructure liabilities.

In 2002, Telefonica del Peru made 11 short term debt issues within the Second Program of Commercial Papers, three of which were in US dollars in a total amount of US$ 50 million and eight were in new soles, in an amount equivalent to US$ 99.7 million.

Furthermore, through the fourth and sixth issue of the Second Program of Corporate Bonds, bonds were placed in the market in new soles at a fixed rate in a total amount of S/. 26.3 million, with a two-year maturity. With the fifth issue five-year Constant Discount Bonds were placed for a value of S/. 12.14 million. At the end of 2002, Telefonica del Peru made two issues in dollars in total amount of US$ 45 with a three-year maturity.

The following tables shows a summary of the main financial operations made throughout 2002:

Issues made[4]
Issues	Amount	Term	Issue date
Second Program of Commercial Papers
Seventeenth issue	S/. 75,000,000	Short term	January
Eighteenth issue	US$ 20,000,000	Short term	February
Nineteenth issue	S/. 50,000,000	Short term	April
Twentieth issue	S/. 50,000,000	Short term	May
Twenty-first issue	S/. 50,000,000	Short term	June
Twenty-second issue	US$ 15,000,000	Short term	July
Twenty-third issue	US$ 15,000,000	Short term	August
Twenty-fourth issue	S/. 30,000,000	Short term	October
Twenty-fifth issue	S/. 40,000,000	Short term	November
Twenty-fifth issue (2)	S/. 24,275,000	Short term	November
Twenty-fifth issue (3)	S/. 30,000,000	Short term	December

Second Program of Corporate Bonds
Fourth issue	S/. 16,770,000	2 years	March
Fifth issue	S/. 12,140,000	5 years	May
Sixth issue	S/. 9,485,000	2 years	July
Seventh issue	US$ 35,000,000	3 years	November
Seventh issue (2)	US$ 10,000,000	3 years	December

At December 31st 2002, the following bonds and commercial papers are in circulation:

Issues	Issued Amount	Circulation	Periodicity
Second Program of Commercial Papers
Eighteenth issue	US$ 20,000,000	US$ 3,700,000	Zero coupon
Nineteenth issue	S/. 50,000,000	S/. 22,900,000	Zero coupon
Twentieth issue	S/. 50,000,000	S/. 38,645,000	Zero coupon
Twenty-first issue	S/. 50,000,000	S/. 50,000,000	Zero coupon
Twenty-second issue	US$ 15,000,000	US$ 4,500,000	Zero coupon
Twenty-third issue	US$ 15,000,000	US$ 14,000,000	Zero coupon
Twenty-fourth issue	S/. 30,000,000	S/. 30,000,000	Zero coupon
Twenty-fifth issue	S/. 94,275,000	S/. 94,275,000	Zero coupon

First Program of Corporate Bonds
First issue	S/. 100,000,000	S/. 100,000,000	Semi-annual
Second issue	S/. 43,710,000	S/. 43,710,000	Semi-annual
Fourth issue	US$ 35,000,000	US$ 35,000,000	Semi-annual
Sixth issue	S/. 50,000,000	S/. 50,000,000	Semi-annual
Seventh issue	S/. 66,000,000	S/. 66,000,000	Semi-annual

Second Program of Corporate Bonds
Second issue	S/. 55,000,000	S/. 55,000,000	Semi-annual
Third issue	S/. 100,000,000	S/. 100,000,000	Semi-annual
Fourth issue	S/. 16,770,000	S/. 16,770,000	Semi-annual
Fifth issue	S/. 12,140,000	S/. 12,140,000	Semi-annual
Sixth issue	S/, 9,485,000	S/, 9,485,000	Semi-annual
Seventh issue	US$ 45,000,000	US$ 35,000,000	Semi-annual
Seventh issue	US$ 45,000,000	US$ 10,000,000	Semi-annual

4 The interest rates corresponding to these papers may be found in the attached auditors’ report.

Securitization operation for long distance accounts

At December 31, 2002, Telefonica del Peru had a debt of US$ 47.14 million corresponding to certificates for a value of US$ 150 million that it placed on the international market in December 1998. This operation was made charged against the fiduciary transfer of current and future long distance accounts payable, generated by international traffic which make up the trust assets that back the issue of the certificates. Likewise, at the close of 2002, the value of the trust fund investments amounted to approximately US$ 16.35 million.

Operations involving derivatives

At December 31, 2002, Telefonica del Peru maintained a net position of exchange rate forward contracts amounting to US$ 316.8 million, of which US$ 51.0 million corresponding to specific hedging operations and the balance, of US$ 265.8 million, to the macro hedging of its liabilities in US dollars.

Additionally, Telefonica del Peru has entered into a currency swap contract in the amount US$ 30 million agreed in previous years and aimed at reducing the exposure of the financial debt to the Libor rate fluctuations.

Person responsible for financial information

On January 21, 2003 the Board of Directors accepted the resignation filed by Mr. Antonio Mora Morando to the office of Control Central Manager, which he had held since December 2001. Previously, Mr. Óscar Portocarrero Quevedo held said position since August 1999 until December 13, 2001.

On the other hand, the Company’s Board of Directors, in line with the corporate decision made by the Telefonica Group, designated the firm Deloitte & Touche S.R.L. as external auditor for this year. It is worth stressing that during the last two years the external auditors have not issued an opinion, with external observation, in respect of the Company’s financial statements or of the legal entities that are controlled by it.

DESCRIPTION			Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
TELEFPBC3U	1st Program of	Opening		102,142			102,294	102,281			101,113		100,482	100,043
	Corporate	Closing		102,142			102,294	102,116			101,113		100,482	100,043
	Bonds – 3rd	Maximum		102,142			102,294	102,281			101,113		100,482	100,043
	issue single	Minimum		102,142			102,294	102,116			101,113		100,482	100,043
	series	Average		102,142			102,294	102,199			101,113		100,482	100,043
TELEFPBC4U	1st Program of	Opening	104,694										103,673
	Corporate	Closing	107,245										103,673
	Bonds – 4th	Maximum	107,245										103,673
	issue single	Minimum	104,694										103,673
	series	Average	104,935										103,673
TELEFPBC7U	1st Program of	Opening									103,195
	Corporate	Closing									103,195
	Bonds – 7th	Maximum									103,195
	issue single	Minimum									103,195
	series	Average									103,195
TELEF2BC2U	2nd Program of	Opening	100,739	99,588	99,226						99,459	99,469
	Corporate	Closing	100,737	99,588	99,226						99,468	99,469
	Bonds – 2nd	Maximum	100,739	99,588	99,226						99,468	99,469
	issue single	Minimum	99,902	99,588	99,226						99,459	99,469
	series	Average	100,536	99,588	99,226						99,464	99,469
TELEF2BC7A	2nd Program of	Opening											100,000	100,000
	Corporate	Closing											99,999	100,000
	Bonds – 7th	Maximum											100,000	100,000
	issue series A	Minimum											99,999	100,000
		Average											99,999	100,000
TELEF2BC7B	2nd Program of	Opening												100,000
	Corporate	Closing												100,000
	Bonds – 7th	Maximum												100,000
	issue single	Minimum												100,000
	series B	Average												100,000
TELF2P11J1	2nd Program of	Opening			97,844
	Commercial	Closing			97,844
	Papers –11th	Maximum			97,844
	issue single	Minimum			97,844
	series J1	Average			97,844
TELF2P15F1	2nd Program of	Opening	96,619
	Commercial	Closing	96,619
	Papers – 15th	Maximum	96,619
	issue single	Minimum	96,619
	series F1	Average	96,619
TELF2P16E1	2nd Program of	Opening	96,249
	Commercial	Closing	96,249
	Papers – 16th	Maximum	96,249
	issue single	Minimum	96,249
	series E1	Average	96,249
TELF2P16F1	2nd Program of	Opening	94,410						98,681		98,812	99,744
	Commercial	Closing	94,410						98,681		98,812	99,767
	Papers – 16th	Maximum	94,410						98,681		98,812	99,767
	issue single	Minimum	94,410						98,681		98,812	99,744
	series F1	Average	94,410						98,681		98,812	99,755
TELF2P19D	2nd Program of	Opening									99,442
	Commercial	Closing									99,442
	Papers – 15th	Maximum									99,442
	issue single	Minimum									99,442
	series F1	Average									99,442
TELF2P19E	2nd Program of	Opening									97,736
	Commercial	Closing									97,736
	Papers – 15th	Maximum									97,736
	issue single	Minimum									97,736
	series F1	Average									97,736
TELF2P20A	2nd Program of	Opening							99,775
	Commercial	Closing							99,775
	Papers – 20h	Maximum							99,775
	issue series A	Minimum							99,775
		Average							99,775

TELF2P20B	2nd Program of	Opening	98,934
	Commercial	Closing	98,934
	Papers – 20th	Maximum	98,934
	issue series B	Minimum	98,934
		Average	98,934
TELF2P25K	2nd Program of	Opening			99,045
	Commercial	Closing			99,045
	Papers – 25h	Maximum			99,045
	issue series K	Minimum			99,045
		Average			99,045
TELF2P21B	2nd Program of	Opening		99,617
	Commercial	Closing		99,617
	Papers – 201st	Maximum		99,617
	issue series B	Minimum		99,617
		Average		99,617

TELEFONICA DEL PERU AND ITS SHAREHOLDERS

Ownership Structure

As a result of the public offering to exchange shares launched by Telefonica S.A. in January 2000, in order to achieve a 100% participating interest in its subsidiaries in Argentina (Telefonica de Argentina), Brazil (Telesp and Tele Sudeste Celular) and Peru (Telefonica del Peru), at the cost of the period of acceptance of the offering approximately 93% of class B shares not controlled by Telefonica S.A. were exchanged. In the United States, a total of 69,385,184.00 ADS of Telefonica del Peru were exchanged, which represented 97.55% of the total ADS that were not in the hands of Telefonica. As a result of said offering, Telefonica S.A. directly controlled, as well as indirectly through Telefonica Internacional S.A. and Telefonica Peru Holding S.A.C., approximately 97% of the capital of Telefonica del Peru.

At December 31, 2002, the share fully subscribed and paid-in capital of Telefonica del Peru is S/. 1,721,964,417.00 (one thousand seven hundred and twenty-one million nine hundred sixty-four thousand and four thousand four hundred and seventeen and 00/100 new Soles), represented by 1,721,964,417 nominal shares worth S/. 1.00 each, fully subscribed and paid-in and divided into three classes as follows:

•	669,762,378 class A-1 shares, representing 38.89% of the share capital,

•	1,051,912,001 class B shares, representing 61.08% of the share capital, and;

•	290,038 class C shares, representing 0.017% of the share capital.

The class A-1 shares are owned by Telefonica Peru Holding S.A.C.

The class B shares are owned by Telefonica Internacional, S.A. (49.53%), Telefonica Peru Holding S.A.C (8.64%), Telefonica, S.A. (0.14%) and local and foreign private institutional investors, and are traded in the Lima Stock Exchange and in the New York Stock Exchange in the form of ADS.

Class C shares were acquired by the workers of Telefonica del Peru. These securities are traded in the Lima Stock Exchange and become class B shares when sold to third parties – not to workers or their heirs.

The shares of Telefonica del Peru are traded in the Lima and New York Stock Exchanges under the following name:

TYPE OF SHARE	QUANTITY	TRADED	SYMBOL

Class A-1	669,762,378	NO	TELEA1C1

Class B	1,031,606,173	BVL	TELEFBC1

ADS (1 ADS=10 B shares)	20,305,828	BVL—NYSE	TDP

Class C	290,038	BVL	TELEFCC1

Shareholding distribution

Following is the annual evolution of the shareholding distribution.

	1998	1999	2000	2001	2002

Telefonica Peru Holding	35.0	38.9	38.9	47.5	47.5

Telefonica S.A.	0.0	0.0	20.2	0.1	0.1

Telefonica Internacional	0.0	0.0	0.0	49.5	49.5

ADS Program (1)(2)	36.1	35.9	39.1	1.1	1.2

State	2.0	0.0	0.0	0.0	0.0

Minority Class B shareholders	26.2	24.6	1.9	1.6	1.6

Minority Class C shareholders	0.7	0.6	0.1	0.0	0.0

	100	100	100	100	100

(1) ADS: 10 class B shares.

(2) Morgan Guaranty Trust of New York is the depository bank of the ADS program ADS.

At December 31, 2002, the participating interest of the first 10 shareholders was as follows:

SHAREHOLDER	PARTICIPATING INTEREST%
1st. (*)	49.53%
2nd. (**)	47.53%
3rd (***)	1.18%
4th	0.14%
5th	0.11%
6th	0.03%
7th	0.02%
8th	0.01%
9th	0.01%
10th	0.01%

Source: The company itself

(*) Telefonica Internacional S.A. belongs to the Economic Group of Telefonica, S.A., a company incorporated in Spain.

(**) Telefonica Peru Holding S.A.C belongs to the Economic Group of Telefonica, S.A., a company incorporated in Peru.

(***) Morgan Guaranty Trust Company of New York-ADR Program.

Monthly traded volume of Telefonica del Peru in the Lima Stock Exchange and in the New York Stock Exchange

Of the total amount traded in the Lima Stock Exchange (BVL) during 2002, 0.03% corresponded to Telefonica del Peru class B and C shares. The decrease in respect of the previous year, in which the amount of traded shares of Telefonica del Peru corresponded to 0.07% of the total, is due to the deterioration of the investors’ expectations in relation to the telecommunications sector, on an international basis.

Listing of Telefonica del Peru shares in the Lima Stock Exchange

B Shares	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

Opening	0.880	0.920	0.950	1.200	1.000	0.950	0.890	0.650	0.650	0.520	0.520	0.700
Close	0.930	0.930	1.130	1.050	0.950	0.900	0.670	0.670	0.520	0.490	0.700	0.570
Maximum	1.010	1.140	1.200	1.200	1.000	0.960	0.890	0.680	0.660	0.520	0.700	0.700
Minimum	0.880	0.880	0.950	1.010	0.930	0.900	0.670	0.560	0.470	0.470	0.500	0.560
Average	0.950	1.000	1.070	1.110	0.960	0.940	0.830	0.620	0.540	0.490	0.590	0.610

C Shares
Opening	n/c	n/c	n/c	n/c	n/c	0.920	n/c	n/c	n/c	n/c	n/c	0.580
Close	n/c	n/c	n/c	n/c	n/c	0.920	n/c	n/c	n/c	n/c	n/c	0.580
Maximum	n/c	n/c	n/c	n/c	n/c	0.920	n/c	n/c	n/c	n/c	n/c	0.580
Minimum	n/c	n/c	n/c	n/c	n/c	0.920	n/c	n/c	n/c	n/c	n/c	0.580
Average	0,550	n/c	n/c	n/c	0,900	0.920	n/c	n/c	n/c	0,410	n/c	0.580

Listing of Telefonica del Peru ADS in the New York Stock Exchange

ADS (US$)
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Opening	3,150	2,950	3,050	3,800	3,060	3,050	2,500	1,970	1,940	1,420	1,600	1,850
Close	2,950	3,050	3,700	3,100	3,000	2,490	2,000	1,910	1,480	1,300	1,950	1,440
Maximum	3,550	3,700	3,900	3,950	3,150	3,050	2,730	2,000	1,950	1,420	1,950	1,850
Minimum	2,950	2,770	3,050	3,050	2,900	2,400	1,900	1,500	1,210	1,250	1,464	1,410
Average	3,175	3,182	3,450	3,434	3,005	2,833	2,414	1,806	1,587	1,340	1,642	1,642

ADS (S/.)*
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Opening	10,956	10,239	10,510	13,053	10,594	10,709	8,875	7,122	7,069	5,115	5,616	6,503
Close	10,260	10,587	12,750	10,649	10,386	8,743	7,100	6,905	5,393	4,683	6,845	5,062
Maximum	12,347	12,843	13,439	13,568	10,905	10,709	9,692	7,230	7,106	5,115	6,845	6,503
Minimum	10,260	9,615	10,510	10,477	10,040	8,426	6,745	5,423	4,409	4,503	5,139	4,956
Average	11,042	11,043	11,889	11,795	10,404	9,947	8,569	6,530	5,783	4,827	5,762	5,771

* Exchange rate at the close of the period

Performance of the Telefonica del Peru shares vs IGBVL

The Telefonica del Peru B share had a performance similar to the general index of the Lima Stock Exchange, mainly because of the bankruptcy of MCI WorldCom, the second largest US operator, had a negative effect on the telecommunications sector.

Stock Market Capitalization

According to the behavior of the shares referred to above, Telefonica accounted for 2% of the total capitalization of the Lima Stock Exchange.

Dividend Policy

It has been Telefonica del Peru’s policy to pay dividends up to a maximum amount of 50% of the net profits after deducting the legal reserve (10%). This dividend is delivered in two parts, an advance and the final balance, after the end of the exercise and after said payment has been approved at the Shareholders’ Meeting.

	DELIVERY DATE	AMOUNT

1997	July 1st, December 1st	S/. 0.11359 S/. 0.06

1998	July 14	S/.0.1496

1999	April 5, October 15	S/. 0.04 S/, 0.0903

2000	February 28, June 22	S/. 0.04 S/, 0.10697

2001	July 20	S/. 0.05876

INFORMATION SOURCES

MAIN OFFICE

Telefonica del Peru S.A.A.

Address:	Av. Arequipa 1155, Santa Beatriz, Lima 1-Peru
Telephone:	(511) 470-1616
Fax:	(511) 470-7484
Homepage:	http://www.telefonica.com.pe

FINANCIAL INFORMATION
Telefonica del Peru S.A.A.
Telephone:	(511) 210-1189
Fax:	(511) 265-7007
E-mail:	Mr. Antonio Villa Mardon: <avilla@tp.com.pe> Mr. Andrés Simons Chirinos: <asimons@tp.com.pe>
Homepage:	http://www.telefonica.com.pe/acerca/infog/infofin.htm

Lima Stock Exchange
Address:	Jr. Antonio Miró Quesada 217, Lima 1-Peru
Telephone:	(511) 426-0714
Fax:	(511) 426-7650
Homepage:	http://www.bvl.com.pe

Cavali ICLV
Address:	Pasaje Acuña 191, Lima 1-Peru
Telephone:	(511) 428-0202
Fax:	(511) 426-7558
Homepage:	http://www.cavali.com.pe

Comisión Nacional Supervisora de Empresas y Valores (National Commission on the Supervision of Companies and Securities)—Conasev
Address:	Av. Santa Cruz 315, Lima 18-Peru
Telephone:	(511) 441-6620
Homepage:	http://www.conasevnet.gob.pe

ADS PROGRAM JP Morgan Chase Bank
Address:	One Chase Manhattan Plaza, 40th Floor New York, NY 10081
Telephone:	(212) 552-4933
Fax:	(212) 648-5576
Homepage:	http://www.jpmorgan.com http://www.adr.com

Shares granted for the purchase of lines prior to privatization Securities Department of Telefonica del Peru
Person in charge:	Mrs. Moira Rivera Cormack: mriverak@tp.com.pe
Address:	Av. Camino Real 105, San Isidro. Lima 27-Peru
Homepage:	http://accionistas.telefonica.com.pe

PRODUCTS AND SERVICES Telegestion Telefonica del Peru
Telephone:	(511)123
Homepage:	http://www.telefonica.com.pe

Telefonica On-line
Homepage:	http://www.telefonicaonline.com.pe

Item 3

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 1

APPROVAL OF CORPORATE MANAGEMENT AND ECONOMIC RESULTS OF FINANCIAL YEAR 2002

“THE BOARD OF DIRECTORS OF TELEFÓNICA DEL PERÚ S.A.A.

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Article 221 of the General Corporations’ Law, the Board of Directors has prepared the Annual Report and the financial statements for financial year 2002;

WHEREAS, in accordance with the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must issue a pronouncement on the corporate management and economic results of the Company expressed in the financial statements;

The Board of Directors proposes to the Mandatory Annual Shareholders’ Meeting the following

MOTION:

The Mandatory Annual Shareholders’ Meeting of Telefónica del Perú S.A.A. resolves to approve the corporate management and the financial results of financial year 2002, which are expressed in the Annual Report and Financial Statements, respectively.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 2

APPLICATION OF PROFITS

“THE BOARD OF DIRECTORS OF TELEFÓNICA DEL PERÚ S.A.A.

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must resolve on the application of profits that may have been obtained during the financial year;

WHEREAS, as a result of the 2002 corporate management a profit of S/. 31,625,229.33 has been obtained after deducting workers’ profit sharing and the respective taxes payable by law;

WHEREAS, pursuant to Article 229 of the General Corporations’ Law, a minimum of 10% of the year’s profits, after deducting income tax, must be allocated to legal reserve until it reaches an amount equal to one-fifth of the share capital, that is, S/. 3,162,522.93, which has been duly allocated in the General Balance Sheet and in the financial results of 2002, which have already been approved in motion 1 of the Order of the Day of this Meeting;

WHEREAS, with the purpose of adequately compensating the shareholders, it is convenient, after deducting the legal reserve referred to in the foregoing whereas clause, to distribute dividends in an amount of S/. 14,231, 353.20 and maintain the balance of the profits in the Withheld Profits account;

WHEREAS, since the Board of Directors has not proceeded to pay any provisional dividend whatsoever on account of the one corresponding to financial year 2002, the amount referred to in the foregoing paragraph constitutes the final dividend of such year.

The Board of Directors proposes to the Mandatory Annual Shareholders’ Meeting the following

MOTION:

The Mandatory Annual Shareholders’ Meeting of Telefónica del Perú S.A.A. resolves:

1.- To approve that, charged to the net profits of Telefónica del Perú S.A.A., after deducting workers’ profit sharing and the corresponding taxes applicable by law, a dividend of S/. 14,231,353.20 be declared; that is, the amount of 0.008264603529551per share. The balance of the 2002 profits will be maintained in the Withheld Profits account for its subsequent application, being able to be allocated to the payment of dividends, in accordance with the policy approved at the Shareholders’ Meeting dated March 5, 1997.

2.- To delegate to the Board of Directors the determination of the cut-off, registration and payment date of the dividend referred to in this resolution, pursuant to the form and time-frames established by law.

3.- Pursuant to the dividend policy approved at the Shareholders’ Meeting dated March 5, 1997, to empower the Board of Directors to fix, should it deem it relevant and after assessing the company’s financial situation, a provisional dividend on account of the final dividend to be approved by the Shareholders’ Meeting for financial year 2003, authorizing it for such purpose to fix the amount, and the respective cut-off, registration and delivery dates and any other aspect that may be required, as appropriate, to enforce it.

4.- To delegate faculties to the Company’s Board of Directors to determine, should it deem it relevant and after assessing the company’s financial situation, the use that will be given to the Withheld Profits, who can also allocate the payment of dividends charged to the full amount or any part thereof, for which purpose the Board of Directors are authorized, as appropriate, to fix the amount and the respective, cut-off, registration and delivery dates, as well as any other aspects that may be required in order to enforce such benefit.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 3

BOARD OF DIRECTORS’ COMPENSATION

“THE BOARD OF DIRECTORS OF TELEFÓNICA DEL PERÚ S.A.A.

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must fix the Board of Directors’ compensation;

The Board of Directors proposes to the Mandatory Annual Shareholders’ Meeting the following

MOTION:

The Mandatory Annual Shareholders’ Meeting of Telefónica del Perú S.A.A. resolves to maintain as the directors’ compensation for financial year 2002, the one fixed at the Shareholders’ meeting dated March 9, 1998, with respect to the various concepts established therein.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 4

DELEGATION OF POWERS TO THE BOARD OF DIRECTORS FOR THE

DESIGNATION OF EXTERNAL AUDITORS FOR FINANCIAL YEAR 2003

“THE BOARD OF DIRECTORS OF TELEFÓNICA DEL PERÚ S.A.A.

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must designate or delegate to the Board of Directors the designation of the company’s external auditors;

The Board of Directors proposes to the Mandatory Annual Shareholders’ Meeting the following

MOTION:

The Mandatory Annual Shareholders’ Meeting of Telefónica del Perú S.A.A. resolves to delegate to the Board of Directors the designation of the external auditors for financial year 2003.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 5

DETERMINATION OF THE NUMBER OF DIRECTORS

“THE BOARD OF DIRECTORS OF TELEFÓNICA DEL PERÚ S.A.A.

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, in application of the provisions contained in the Fourth Transitional Provision of the Corporate Bylaws, the current Board of Directors shall complete its term of office when the Annual Shareholders’ Meeting resolves on the balance of financial year 2002;

WHEREAS, pursuant to the provisions set forth in Article 27 of the Corporate Bylaws, the Board of Directors is formed by a minimum of nine and a maximum of fourteen directors elected by the Special Shareholders’ Meetings in accordance with the procedure contemplated therein, the Shareholders’ Meeting being in charge of determining, prior to such election, the number of members for each term of office.

The Board of Directors proposes to the Mandatory Annual Shareholders’ Meeting the following

MOTION:

1. To fix at nine the number of Board members for this term of office, which, in application of the provisions set forth in the Corporate Bylaws, shall consist of five incumbent directors and their respective alternates elected by the Special Class A-1 Shareholders’ Meeting and by four incumbent directors and their respective alternates elected by the Special Class B Shareholders’ Meeting. It is stated for the record that, to date, the Class C shareholders do not own at least 3% of the subscribed capital, by virtue of which this Class C shares are not entitled to elect a director.

2. To cause this resolution to be made known to the Special Class A-1 and B Shareholders’ Meetings, so that they may proceed to designate their respective incumbent and alternate directors, who shall take office as of the date of their election.

3. To thank the members of the Board of Directors whose term of office ends by virtue of the election to be made by the corresponding Special Shareholders’ Meetings, for the valuable services rendered to the Company during their term of office and for their important contributions to the Company to achieve a better management thereof.

Item 4

TRANSLATION

GGR-220-A1-0364-03

Lima, April 19, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you of the redemption of the 24th Issuance of the Second Program of Telefónica del Perú Commercial Papers, Series A, with the following characteristics:

Issue	Series	Maturity	Date of Issue	Date of Maturity	Nominal Value
24th	A	180	21.02.02	19.04.03	S/.9,900,000.00

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

1

Item 5

TRANSLATION

GGR-220-A1-0360-03

Lima, April 20, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution N° 107-2002-EF/94.10, we inform you the redemption of the 23rd Issuance of the Second Program of Telefónica del Perú Commercial Papers, Series C, with the following characteristics:

Issue	Series	Maturity	Date of Issue	Date of Maturity	Nominal Value
23rd	C	240	23.08.02	20.04.03	U.S.$7,000,000.00

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

1

Item 6

TRANSLATION

April 22, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the by laws related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the following issues:

•	The result of the second primary public bid of the 26th Issuance of the Second Program of Commercial Papers, that took place on Friday April 21, and was registered in the Capital Markets Public Records on April 21:

Series	Maturity	Amount US$	Date of Issue	Date of Maturity
E	90	2,000,000	22.04.2003	21.07.2003
F	180	7,375,000	22.04.2003	19.10.2003
H	360	3,125,000	22.04.2003	16.04.2004

There is a pending balance to be issued up to US$27,500,000.

•	Result of the 8th Issuance of the Second Program of Telefonica del Perú Bonds inscribed in the Capital Markets Public Records by CONASEV Resolution No. 022-2003-EF794.11:

Amount	:	S/. 15 000 000

Date of issue	:	April 22, 2003

Date of redemption	:	April 22, 2005, the whole capital will be cancelled at the maturity date

Nominal interest rate	:	6.1875%

Coupon	:	Semiannual

1

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

2

2.    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú S.A.A.

By:	/S/ JULIA MARÍA MORALES VALENTÍN
Name: Julia María Morales Valentín Title: General Counsel of Telefónica del Perú S.A.A.

Date:    May 5, 2003

3